                           OFFER TO PURCHASE FOR CASH
                                     UP TO
                       25,094,200 SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                                PENNZOIL COMPANY
                                       at
                              $84.00 NET PER SHARE
                                       by
                             RESOURCES NEWCO, INC.,
                          a wholly owned subsidiary of
                       UNION PACIFIC RESOURCES GROUP INC.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 21, 1997, UNLESS THE OFFER IS EXTENDED TO A LATER DATE AND TIME (THE 'EXPIRATION DATE'). SHARES WHICH ARE TENDERED PURSUANT
    TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE SATISFACTION OR, WHERE APPLICABLE, WAIVER OF THE FOLLOWING CONDITIONS: (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE A NUMBER OF SHARES WHICH, TOGETHER WITH SHARES OWNED BY RESOURCES NEWCO, INC. ('PURCHASER') AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT BY PURCHASER PURSUANT TO THE OFFER, AND (II) PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE BOARD OF DIRECTORS OF PENNZOIL HAS IRREVOCABLY TAKEN ALL SUCH ACTION SO THAT (A) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN HAVE BEEN APPROVED PURSUANT TO SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW OR THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER, (B) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED PURSUANT TO ARTICLE SIXTH OF PENNZOIL'S RESTATED CERTIFICATE OF INCORPORATION, (C) THE PREFERRED STOCK PURCHASE RIGHTS ISSUED BY PENNZOIL HAVE BEEN REDEEMED OR PURCHASER IS SATISFIED IN ITS SOLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (D) EITHER (1) PURCHASER'S DESIGNEES HAVE BEEN ELECTED TO THE BOARD OF DIRECTORS OF PENNZOIL SO THAT AFTER SUCH ELECTION SUCH DESIGNEES CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF PENNZOIL, OR (2) PENNZOIL HAS ENTERED INTO A MUTUALLY SATISFACTORY DEFINITIVE MERGER AGREEMENT WITH UNION PACIFIC RESOURCES GROUP INC. ('UPR') AND PURCHASER TO PROVIDE FOR THE ACQUISITION OF PENNZOIL PURSUANT TO THE OFFER AND THE PROPOSED MERGER. THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTION 14.

    THE OFFER IS NOT CONDITIONED ON PURCHASER OBTAINING FINANCING.

                                   IMPORTANT

    UPR AND PURCHASER ARE CURRENTLY REVIEWING THEIR OPTIONS WITH RESPECT TO THE OFFER AND MAY CONSIDER, AMONG OTHER THINGS, CHANGES TO THE MATERIAL TERMS OF THE OFFER. IN ADDITION, UPR AND PURCHASER INTEND TO CONTINUE TO SEEK TO NEGOTIATE WITH PENNZOIL WITH RESPECT TO THE ACQUISITION OF PENNZOIL BY UPR OR PURCHASER. PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE PURCHASE PRICE AND THE PROPOSED SECOND-STEP MERGER CONSIDERATION) UPON ENTERING INTO A SECOND-STEP MERGER AGREEMENT WITH PENNZOIL OR TO NEGOTIATE A MERGER AGREEMENT WITH PENNZOIL NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, UPR COMMON STOCK AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY UPR AND PENNZOIL.

    Any Pennzoil stockholder desiring to tender all or any portion of such stockholder's Shares (and the associated Rights) should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile), or, in the case of a book-entry transfer effected pursuant to the procedure set forth in Section 2, an Agent's Message (as defined herein), and any other required documents to the Depositary and either deliver the certificates for such Shares and, if separate, the certificate(s) representing the associated Rights to the Depositary along with the Letter of Transmittal (or facsimile) or deliver such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 2 or (ii) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A Pennzoil stockholder having Shares (and, if applicable, Rights) registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares (and, if applicable, Rights). Unless the Board Action Condition (as defined herein) with respect to the Rights is satisfied, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of Shares.

    If a Pennzoil stockholder desires to tender Shares and Rights and such stockholder's certificates for Shares (or Rights, if applicable) are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected by following the procedure for guaranteed delivery set forth in
Section 2.

    Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. A Pennzoil stockholder may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

                         ------------------------------

                      The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.

June 23, 1997

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
INTRODUCTION..............................................................     1
THE TENDER OFFER..........................................................     5
1.  Terms of the Offer....................................................     5
2.  Procedure for Tendering Shares and Rights.............................     6
3.  Withdrawal Rights.....................................................    10
4.  Acceptance for Payment and Payment for Shares.........................    11
5.  Certain Federal Income Tax Consequences...............................    12
6.  Price Range of the Shares; Dividends on the Shares....................    15
7.  Certain Information Concerning Pennzoil...............................    15
8.  Certain Information Concerning Purchaser and UPR......................    18
9.  Source and Amount of Funds............................................    21
10. Background of the Offer; Contacts with Pennzoil.......................    21
11. Purpose of the Offer; Plans for Pennzoil..............................    32
12. Dividends and Distributions...........................................    36
13. Effect of the Offer on the Market for the Shares; Exchange Listing;
    Exchange Act Registration; Margin Regulations.........................    37
14. Certain Conditions of the Offer.......................................    38
15. Certain Legal Matters.................................................    41
16. Fees and Expenses.....................................................    44
17. Miscellaneous.........................................................    45
Schedule I -- Directors and Executive Officers of UPR and Purchaser.......   I-1
Schedule II -- Transactions in Shares During the Past 60 Days by UPR
               and Purchaser..............................................  II-1

To the Holders of Common Stock
  (including the associated Preferred Stock Purchase Rights) of
  Pennzoil Company:

                                  INTRODUCTION

     Resources Newco, Inc., a Delaware corporation ('Purchaser') which is a wholly owned subsidiary of Union Pacific Resources Group Inc., a Utah corporation ('UPR'), hereby offers to purchase up to 25,094,200 shares of Common Stock, par value $0.83 1/3 per share (the 'Shares'), of Pennzoil Company, a Delaware corporation ('Pennzoil'), or such greater number of Shares as equals 50.1% of the Shares outstanding on a fully diluted basis as of the Expiration Date (hereinafter defined) (such number of Shares being the 'Maximum Number'), in each case together with (unless and until Purchaser declares that the Board Action Condition (as defined below) is satisfied) the associated preferred stock purchase rights (the 'Rights') issued pursuant to the Rights Agreement, dated as of October 28, 1994, as it may from time to time be supplemented or amended (the 'Rights Agreement'), between Pennzoil and Chemical Bank, as Rights Agent (the 'Rights Agent'), at a price of $84.00 per Share (and associated Right), net to the seller in cash, without interest thereon (the 'Offer Price'), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the 'Offer'). All references herein to Rights shall include all benefits that may inure to holders of the Rights pursuant to the Rights Agreement and, unless the context otherwise requires, all references herein to Shares shall include the Rights.

     Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant to the Offer. Purchaser will pay all fees and expenses of Smith Barney Inc. ('Smith Barney'), which is acting as Dealer Manager (the 'Dealer Manager'), The Bank of New York, which is acting as the Depositary (the 'Depositary'), and Morrow & Co., Inc., which is acting as Information Agent (the 'Information Agent'), incurred in connection with the Offer. See Section 16.

     The purpose of the Offer is to acquire a majority of the Shares as the first step in a negotiated acquisition of the entire equity interest in Pennzoil. UPR is seeking to negotiate with Pennzoil a definitive acquisition agreement (the 'Proposed Merger Agreement') pursuant to which Pennzoil would, as soon as practicable following consummation of the Offer, consummate a merger (the 'Proposed Merger') with Purchaser or another direct or indirect wholly owned subsidiary of UPR. At the effective time of the Proposed Merger, each Share that is issued and outstanding immediately prior to the effective time (other than Shares held in the treasury of Pennzoil or owned by UPR, Purchaser or any direct or indirect wholly owned subsidiary of UPR) would be converted into a number of shares of common stock, no par value, of UPR ('UPR Common Stock'), determined, within a pricing collar of $25.00 to $30.00, by dividing $84.00 by the average of the closing prices of a share of UPR Common Stock for the twenty consecutive trading days ending five days prior to the meeting of Pennzoil stockholders called for the purpose of voting on the Proposed Merger. In the event that such average of the closing prices during such twenty day period is less than $25.00 or greater than $30.00, the exchange ratio will be fixed at 3.36 shares of UPR Common Stock or 2.80 shares of UPR Common Stock, respectively. See Section 11. To date, Pennzoil has refused to enter into negotiations with UPR regarding the Proposed Merger. There can be no assurance that such negotiations will occur, or if such negotiations occur, as to the outcome thereof. UPR and Purchaser are exploring ways to encourage the Board of Directors of Pennzoil (the 'Pennzoil Board') to permit Pennzoil's stockholders to participate in the Offer and the Proposed Merger. These may include a solicitation of proxies at Pennzoil's 1998 and 1999 annual meetings of stockholders. See Section 10 and Section 11.

     The Offer is conditioned on, among other things, either Purchaser's designees constituting a majority of the Pennzoil Board or Pennzoil having entered into a mutually acceptable definitive merger agreement with UPR and Purchaser to provide for the acquisition of Pennzoil pursuant to the Offer and the Proposed Merger. See Section 14. BY TENDERING SHARES IN THE OFFER, PENNZOIL'S STOCKHOLDERS EFFECTIVELY WILL EXPRESS TO THE PENNZOIL BOARD THAT THEY WISH TO BE ABLE TO

ACCEPT THE OFFER AND TO APPROVE THE PROPOSED MERGER OR A SIMILAR TRANSACTION WITH UPR AND ITS AFFILIATES.

     Certain Federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5.

     THIS OFFER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PURCHASER, UPR OR PENNZOIL. THE ISSUANCE OF SUCH SECURITIES WOULD HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'), AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT.

     The Offer is subject to the fulfillment of a number of conditions, including, without limitation, the following:

     Minimum Tender Condition. THE OFFER IS CONDITIONED UPON THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN
SECTION 1) AT LEAST THAT NUMBER OF SHARES (THE 'MINIMUM NUMBER OF SHARES') WHICH, TOGETHER WITH SHARES OWNED BY PURCHASER AND ITS AFFILIATES, WILL CONSTITUTE AT LEAST A MAJORITY OF THE TOTAL NUMBER OF ALL OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS THOUGH ALL OPTIONS OR OTHER SECURITIES CONVERTIBLE INTO OR EXERCISABLE OR EXCHANGEABLE FOR SHARES HAD BEEN SO CONVERTED, EXERCISED OR EXCHANGED) ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT, WITHOUT GIVING EFFECT TO ANY DILUTION THAT MIGHT ARISE FROM EXERCISE OF THE RIGHTS (THE 'MINIMUM TENDER CONDITION'). Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the 'Commission')), which it presently has no intention of exercising, to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the Minimum Number of Shares. See Sections 1 and 14.

     According to Pennzoil's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the 'Pennzoil 10-Q'), as of April 30, 1997 there were 46,951,151 Shares issued and outstanding. In addition, according to Pennzoil's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the 'Pennzoil 10-K'), as of December 31, 1996 there were 3,311,921 Shares subject to options outstanding under Pennzoil's stock option plans. UPR and Purchaser currently own an aggregate of 87,600 Shares which were recently acquired in open market purchases. See Schedule II. Based on the foregoing and assuming that no options were granted or expired after December 31, 1996 and no options were exercised after December 31, 1996 through April 30, 1997, there would be 50,263,072 Shares outstanding on a fully diluted basis and the Minimum Number of Shares would be 25,043,937. However, the actual Minimum Number of Shares will depend on the facts as they exist on the date of purchase.

     Board Action Condition. THE OFFER IS CONDITIONED UPON PURCHASER BEING SATISFIED IN ITS SOLE DISCRETION THAT THE PENNZOIL BOARD HAS IRREVOCABLY TAKEN ALL SUCH ACTION SO THAT (A) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED PURSUANT TO SECTION 203 ('SECTION 203') OF THE DELAWARE GENERAL CORPORATION LAW (THE 'DELAWARE LAW') OR THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER, (B) THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER HAVE BEEN APPROVED PURSUANT TO ARTICLE SIXTH OF PENNZOIL'S RESTATED CERTIFICATE OF INCORPORATION, (C) THE RIGHTS HAVE BEEN REDEEMED OR PURCHASER IS SATISFIED IN ITS SOLE DISCRETION THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, AND (D) EITHER (1) PURCHASER'S DESIGNEES HAVE BEEN ELECTED TO THE PENNZOIL BOARD SO THAT AFTER SUCH ELECTION, SUCH DESIGNEES CONSTITUTE A MAJORITY OF THE PENNZOIL BOARD, OR (2) PENNZOIL HAS ENTERED INTO A MUTUALLY SATISFACTORY DEFINITIVE MERGER AGREEMENT WITH UPR AND PURCHASER TO PROVIDE FOR THE ACQUISITION OF PENNZOIL PURSUANT TO THE OFFER AND THE PROPOSED MERGER DESCRIBED HEREIN (COLLECTIVELY, THE 'BOARD ACTION CONDITION').

     Section 203, in general, prohibits a Delaware corporation such as Pennzoil from engaging in a 'Business Combination' (defined as a variety of transactions, including mergers, as set forth below) with an 'Interested Stockholder' (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. See Section 15.

     Under Article Sixth of Pennzoil's Restated Certificate of Incorporation, the vote of holders of 80% of the voting stock of Pennzoil is required for approval of, with certain exceptions, a merger or consolidation of Pennzoil with or into another corporation, a sale or lease of all or substantially all the assets of Pennzoil to another corporation, person or entity and, under certain conditions, a sale or lease to Pennzoil or any subsidiary of Pennzoil of assets in exchange for voting securities of Pennzoil, in each case where the other party to the transaction is a beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of any class or series of voting stock of Pennzoil. In addition, for any transaction to be effected for which the foregoing 80% vote is required, it is also required that such transaction be approved by a majority of the outstanding voting stock of Pennzoil, exclusive of the voting stock beneficially owned by the party whose interest in the transaction and stock ownership in Pennzoil give rise to the requirement of the 80% vote. Any amendments to Pennzoil's Restated Certificate of Incorporation which would amend the foregoing requirements require the same affirmative votes.

     The Rights Agreement was filed with and the Rights are described in Pennzoil's Current Report on Form 8-K dated October 28, 1994 (the 'Pennzoil Rights 8-K'), and a summary of that description is provided below and in Section 11.

     The Rights Agreement provides that, until the close of business on the Distribution Date (as defined in Section 11), the Rights will be evidenced by the certificates for Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the surrender for transfer of the Rights associated with the Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates representing the Rights are to be mailed by Pennzoil or the Rights Agent to holders of record of Shares as of the close of business on the Distribution Date.

     The Rights Agreement provides that, at any time until ten days after the first date of a public announcement of the occurrence of a Flip-In Event (as defined in Section 11), the Pennzoil Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of Pennzoil, in cash, Shares or such other consideration as the Pennzoil Board may determine.

     Based on publicly available information, Purchaser believes that, as of June 23, 1997, the Rights were not exercisable, certificates for Rights had not been issued and the Rights were evidenced by the certificates for Shares. Purchaser believes that, as a result of the commencement of the Offer on June 23, 1997, the Distribution Date may occur as early as July 7, 1997, unless prior to such date the Pennzoil Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date.

UNLESS THE BOARD ACTION CONDITION WITH RESPECT TO THE RIGHTS IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SHARES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN SECTION 2. UNLESS THE DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

     Article Fifth of the Restated Certificate of Incorporation of Pennzoil provides that the number of directors of Pennzoil shall be not less than three nor more than 13 as specified from time to time in the By-laws of Pennzoil. The Restated Certificate of Incorporation provides that the Board shall be divided into three classes of directors, with the classes to be as nearly equal in number of directors as possible. One class of directors is elected each year for a three-year term and the stockholders are entitled to cumulative voting in the election of directors. The Restated Certificate of Incorporation and Pennzoil's By-laws provide that no director shall be removed from office by vote or other action of the Pennzoil stockholders except for cause. In addition, the Restated Certificate of Incorporation purports to provide that newly created directorships resulting from any increase in the authorized number of directors or other vacancies in the Board of Directors may be filled by a majority vote of the remaining directors. Pennzoil's Restated Certificate of Incorporation also provides that no action required or permitted to be taken at any annual or special meeting of stockholders of Pennzoil may be taken without a meeting, and the power of stockholders to act by written consent is specifically denied. Pennzoil's By-laws provide that special meetings of stockholders may be called only by the Pennzoil Board, the Chairman of the Board, the Executive Committee of the Pennzoil Board, the Chairman of the Executive Committee of the Pennzoil Board or the President of Pennzoil. As a result of the classified Board and related provisions, Purchaser may be unable to elect a majority of directors to the Pennzoil Board until the second annual meeting of stockholders of Pennzoil following consummation of the Offer even if Purchaser acquires a majority of the outstanding Shares in the Offer. Since the Delaware Law requires board approval for a merger, the Proposed Merger may be delayed unless the Pennzoil Board agrees to approve the Proposed Merger Agreement and, upon consummation of the Offer, agrees to elect to the Pennzoil Board designees of Purchaser so that such designees constitute a majority of the Pennzoil Board. See Sections 1, 10 and 11.

     UPR and Purchaser are hereby requesting that the Pennzoil Board take such action as is necessary to satisfy the Board Action Condition in order to give Pennzoil stockholders the opportunity to decide for themselves whether they wish to take advantage of the Offer and the Proposed Merger by tendering their Shares in the Offer.

     Purchaser presently intends to extend the Offer from time to time until the Board Action Condition is satisfied or Purchaser determines, in its sole discretion, that such condition is not reasonably likely to be satisfied under then current circumstances. Although UPR has sought to enter into negotiations with Pennzoil with respect to the Proposed Merger and intends to continue to pursue such negotiations, there can be no assurances that such negotiations will occur or, if such negotiations occur, as to the outcome thereof.

     UPR and Purchaser have commenced litigation against Pennzoil and the Pennzoil Board in the Chancery Court of Delaware seeking, among other things, an order compelling the Pennzoil Board to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Merger, and to compel the Pennzoil Board to approve the Offer and the Proposed Merger for purposes of
Section 203 and for purposes of Article Sixth of the Pennzoil Restated Certificate of Incorporation, all on the grounds that the failure to do so would constitute a breach of the Pennzoil Board's fiduciary obligations to Pennzoil stockholders under Delaware law. UPR and Purchaser have also commenced litigation against Pennzoil in the United States District Court for the Northern District of Texas seeking a declaratory judgment that the disclosure documents which have been filed with the Commission by UPR and Purchaser in connection with the Offer comply fully with all applicable provisions of law. Purchaser and UPR have also commenced an action in United States District Court for the Middle District of Louisiana seeking a declaratory judgment that a Louisiana state takeover statute as applied to any Shares purchased pursuant to the Offer is unconstitutional and an injunction against enforcement of such statute in connection with the Offer.

     Certain other conditions to the Offer are described in Section 14. Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. See Sections 1, 10, 11, 14 and 15.

     THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for the Maximum Number of Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term 'Expiration Date' means 12:00 Midnight, New York City time, on Monday, July 21, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term 'Expiration Date' shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

     Consummation of the Offer is conditioned upon, among other things, satisfaction of the Minimum Tender Condition and the Board Action Condition. If any or all of such conditions are not satisfied or any or all of the other events set forth in Section 14 shall have occurred or shall be determined by Purchaser to have occurred prior to the Expiration Date, Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any or all of the Shares tendered and terminate the Offer, and return all tendered Shares to tendering stockholders, (ii) waive or reduce the Minimum Tender Condition or waive or reduce any or all other conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which have been tendered during the period or periods for which the Offer is extended.

     Upon the terms and subject to the conditions of the Offer, if more than the Maximum Number of Shares shall be validly tendered and not withdrawn prior to the Expiration Date, Purchaser will, upon the terms and subject to the conditions of the Offer, purchase the Maximum Number of Shares on a pro rata basis (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered and not withdrawn prior to the Expiration Date. Because of the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required Purchaser does not expect to be able to announce the final proration factor until approximately seven New York Stock Exchange ('NYSE') trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders of Pennzoil may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. Purchaser will not pay for any Shares accepted for payment pursuant to the Offer until the final proration factor is known.

     Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the events specified in
Section 14, by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares. See Section 3. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Purchaser exercises its right to extend the Offer.

     Subject to the applicable regulations of the Commission, Purchaser also expressly reserves the right, in its sole discretion at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any regulatory approval specified in Section 15 or in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in
Section 14 has not been satisfied or upon the occurrence of any of the events specified in Section 14 and (iii) to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

     Purchaser acknowledges that (i) Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer, and (ii) Purchaser may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of the preceding paragraph), any Shares upon the occurrence of any of the events specified in Section 14 without extending the period of time during which the Offer is open.

     Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes in the information published, sent or given in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. Purchaser reserves the right (but shall not be obligated) to accept payment for more than the Maximum Number of Shares pursuant to the Offer. Purchaser has no present intention of exercising such right. If a number of additional Shares in excess of two percent of the outstanding Shares is to be accepted for payment, and, at the time notice of Purchaser's decision to accept for payment such additional Shares is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is so published, sent or given, the Offer will be extended until the expiration of such period of ten business days.


     If, prior to the Expiration Date, Purchaser should decide to increase or decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all of Pennzoil's stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such increase or decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a 'business day' means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

     Requests are being made to Pennzoil pursuant to Rule 14d-5 of the Exchange Act and Section 220 of the Delaware Law for the use of Pennzoil's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares, and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares by Purchaser following receipt of such lists or listings from Pennzoil, or by Pennzoil if it so elects.

2. PROCEDURE FOR TENDERING SHARES AND RIGHTS.

     Valid Tender. For a stockholder to validly tender Shares and Rights pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates for tendered Shares and Rights must be received by the Depositary at one of such addresses or
(ii) such Shares and Rights must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) must be received by the Depositary), in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

     UNLESS THE BOARD ACTION CONDITION WITH RESPECT TO THE RIGHTS IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED IN

ORDER TO EFFECT A VALID TENDER OF SHARES. ACCORDINGLY, STOCKHOLDERS WHO SELL THEIR RIGHTS SEPARATELY FROM THEIR SHARES AND DO NOT OTHERWISE ACQUIRE RIGHTS MAY NOT BE ABLE TO SATISFY THE REQUIREMENTS OF THE OFFER FOR A VALID TENDER OF SHARES. As further described in Section 11, the Rights Agreement provides that until the close of business on the Distribution Date, the Rights will be evidenced by the certificates for the Shares and may be transferred with and only with the Shares. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates representing the Rights are to be mailed by Pennzoil or the Rights Agent to holders of record of Shares as of the close of business on the Distribution Date. Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as July 7, 1997, unless prior to such date the Pennzoil Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. UNLESS THE DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

     If the Distribution Date occurs and separate certificates representing the Rights are distributed by Pennzoil or the Rights Agent to holders of Shares prior to the time a holder's Shares are tendered pursuant to the Offer, certificates representing a number of Rights equal to the number of Shares tendered must be delivered to the Depositary, or, if available, a Book-Entry Confirmation received by the Depositary with respect thereto, in order for such Shares to be validly tendered. If the Distribution Date occurs and separate certificates representing the Rights are not distributed prior to the time Shares are tendered pursuant to the Offer, the Rights may be tendered prior to a stockholder receiving the certificates for the Rights by use of the guaranteed delivery procedure described below. A tender of Shares constitutes an agreement by the tendering stockholder to deliver certificates representing a number of Rights equal to the number of Shares tendered pursuant to the Offer to the Depositary prior to expiration of the period permitted by such guaranteed delivery procedures for delivery of certificates for, or a Book-Entry Confirmation with respect to, the Rights (the 'Rights Delivery Period'). However, after expiration of the Rights Delivery Period, Purchaser may elect to reject as invalid a tender of Shares with respect to which certificates for, or a Book-Entry Confirmation with respect to, an equal number of Rights have not been received by the Depositary. Nevertheless, Purchaser will be entitled to accept for payment Shares tendered by a stockholder prior to receipt of the certificates for the Rights required to be tendered with such Shares, or a Book-Entry Confirmation with respect to such Rights, and either (a) subject to complying with applicable rules and regulations of the Commission, withhold payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights or (b) make payment for Shares accepted for payment pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights in reliance upon the agreement of a tendering stockholder to deliver the Rights and such guaranteed delivery procedures. Any determination by Purchaser to make payment for Shares in reliance upon such agreement and such guaranteed delivery procedures or, after expiration of the Rights Delivery Period, to reject a tender as invalid will be made in the sole and absolute discretion of Purchaser.

     Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company and Philadelphia Depository Trust Company (each, a 'Book-Entry Transfer Facility' and collectively, the 'Book-Entry Transfer Facilities') for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. If the Distribution Date occurs, the Depositary will also make a request to establish an account with respect to the Rights at each of the Book-Entry Transfer Facilities, but no assurance can be given that book-entry delivery of the Rights will be available. If book-entry delivery of the Rights is available, the foregoing book-entry transfer procedures will also apply to the Rights. If book-entry delivery of the Rights is not available and the Distribution Date occurs, a tendering stockholder will be required to tender the Rights by means of physical delivery to the Depositary of certificates for the Rights (in which event references in this Offer to Purchase to Book-Entry Confirmations with respect to the Rights will be inapplicable). The confirmation of a book-entry transfer of the Shares or the Rights into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a 'Book-Entry Confirmation.' DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term 'Agent's Message' means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF THE SHARES, THE RIGHTS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. THE SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) of the Shares and the Rights tendered therewith and such registered holder has not completed either the box entitled 'Special Delivery Instructions' or the box entitled 'Special Payment Instructions' on the Letter of Transmittal or (b) if such Shares and Rights are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an 'Eligible Institution'). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for the Shares or the Rights are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for the Shares or the Rights not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender the Shares and the Rights pursuant to the Offer and such stockholder's certificates for the Shares or the Rights are not immediately available (including because certificates for Rights have not yet been distributed by Pennzoil or the Rights Agent) or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (iii) the certificates for all tendered Shares and/or Rights, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares and/or Rights), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents are received by the Depositary within (a) in the case of the Shares, three trading days after the date of execution of such Notice of Guaranteed Delivery or, (b) in the case of the Rights, a period ending on the later of (1) three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) three business days (as defined above) after the date certificates for the Rights are distributed to stockholders by Pennzoil or the Rights Agent. A 'trading day' is any day on which the NYSE is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described above), (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for the Shares (or the Rights) or Book-Entry Confirmations with respect to the Shares (or the Rights, if available) are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID BY PURCHASER ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If the Board Action Condition with respect to the Rights is satisfied, the guaranteed delivery procedures with respect to certificates for the Rights and the requirement for the tender of the Rights will no longer apply.

     The valid tender of the Shares and, if applicable, the Rights pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares and the Rights tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares, Rights or other securities or rights issued or issuable in respect of such Shares and Rights on or after June 23, 1997. All such proxies will be considered coupled with an interest in the tendered Shares and Rights. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares, Rights or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares, Rights and other securities or rights in respect of any annual or special meeting of Pennzoil's stockholders, or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for the Shares and the Rights to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares and Rights, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares, Rights and other securities or rights, including voting at any meeting of Pennzoil's stockholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares or Rights will be determined by Purchaser, in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or Rights of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares or Rights will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, UPR, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid 'backup withholding' of Federal income tax on payments of cash pursuant to the Offer, a stockholder tendering Shares and Rights in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ('TIN') on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide such stockholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the 'IRS') may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. In order to avoid backup withholding, noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 3, tenders of the Shares and the Rights are irrevocable. The Shares and the Rights tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 21, 1997, or such later time as may apply if the Offer is extended. The Shares or the Rights may not be withdrawn unless the associated Rights or Shares, as the case may be, are also withdrawn. A withdrawal of the Shares or the Rights will also constitute a withdrawal of the associated Rights or Shares, as the case may be.

     If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 3. Any such delay will be by an extension of the Offer to the extent required by law.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares and the Rights to be withdrawn, the number of the Shares and the Rights to be withdrawn and the name of the registered holder of the Shares and the Rights to be withdrawn, if different from the name of the person who tendered the Shares and the Rights. If certificates for the Shares or the Rights have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares or Rights have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If the Shares or the Rights have been delivered pursuant to the procedure for book-entry transfer as set forth in
Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares or Rights and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of the Shares and the Rights may not be rescinded, and any Shares and Rights properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares and Rights may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, which determination will be final and binding. None of Purchaser, UPR, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for the Maximum Number of Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the later to occur of the Expiration Date and the satisfaction or waiver of the conditions set forth in
Section 14. All questions as to the satisfaction of such terms and conditions will be determined by Purchaser in its sole discretion, which determination will be final and binding. See Sections 1 and 14.

     Purchaser expressly reserves the right, in its sole discretion and subject to the rules of the Commission, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'). Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). UPR expects to file a Notification and Report Form with respect to the Offer under the HSR Act on June 24, 1997. In such event, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on July 24, 1997, unless early termination of the waiting period is granted. However, the Antitrust Division of the Department of Justice (the 'Antitrust Division') or the Federal Trade Commission (the 'FTC') may extend the waiting period by requesting additional information or documentary material from UPR. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by UPR with such request. See
Section 15 hereof for additional information concerning the HSR Act and the applicability of the antitrust laws to the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares and, if the Distribution Date occurs, certificates for (or a timely Book-Entry Confirmation, if available, with respect to) the associated Rights (unless Purchaser elects to make payment for such Shares pending receipt of the certificates for, or a Book-Entry Confirmation with respect to, such Rights as described in Section 2),
(b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and (c) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

     If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of Shares pursuant to the Offer in excess of the Maximum Number of Shares), or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

     If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such consideration will be paid to all holders whose Shares are purchased in the Offer.

     If Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in
Section 3.

     Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to UPR, or to one or more direct or indirect wholly owned subsidiaries of UPR, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following discussion is a summary of certain material federal income tax consequences of the Offer and Proposed Merger to holders of Shares who hold the Shares as capital assets. The discussion set forth below is for general information only and may not apply to particular categories of holders of Shares subject to special treatment under the Internal Revenue Code of 1986, as amended (the 'Code'). The discussion is based on the Code as in effect on the date of this Offer to Purchase, as well as regulations promulgated thereunder and existing administrative interpretations and court decisions.

     In the opinion of Morgan, Lewis & Bockius LLP, counsel for UPR, exchanges of Shares for cash and shares of UPR Common Stock pursuant to the Offer and the Proposed Merger should, if the Proposed Merger is consummated, be treated for federal income tax purposes as an exchange pursuant to a plan of 'reorganization' within the meaning of Section 368(a) of the Code. This opinion is based on counsel's view that the Offer and the Proposed Merger should be treated by the IRS or the courts as a single integrated transaction (with exchanges pursuant to the Offer treated as part of the Proposed Merger) and on certain assumptions, including that not more than 60% of the presently outstanding Shares (including Shares for which cash is received in lieu of fractional shares of UPR Common Stock in the Proposed Merger) are exchanged for cash pursuant to the Offer and the Proposed Merger, and that dissenters' rights are not available in the Proposed Merger. There can be no assurance that the Proposed Merger will be consummated, that the foregoing assumptions will be fulfilled, or that exchanges pursuant to the Offer or the Proposed Merger or both will qualify as being pursuant to a plan of reorganization.

     Tax Consequences if the Offer and the Proposed Merger Qualify as a Reorganization. If the Offer and the Proposed Merger (if consummated) together qualify as a reorganization as defined in the Code, exchanges of Shares for cash or shares of UPR Common Stock or both pursuant to the Offer or the Proposed Merger, or both, will have the following federal income tax consequences (subject to the discussion below regarding the possibility that a Pennzoil stockholder may be treated under Section 318 of the Code as owning Shares that are actually owned by another person).

          (a) No gain or loss will be recognized (except in connection with any cash received in lieu of fractional shares) by Pennzoil stockholders who exchange all of their Shares solely for shares of UPR Common Stock in the Proposed Merger (even if a related party under Section 318 receives cash in the Offer). Any such stockholder's adjusted basis for the shares of UPR Common Stock received pursuant to the Proposed Merger will be the same as the adjusted basis of such Shares surrendered in exchange therefor (possibly with an adjustment thereto if such related party receives cash), and the holding period of such shares of UPR Common Stock will include the period during which the Shares exchanged therefor were held by such Pennzoil stockholder, provided that such Shares are capital assets in the hands of the Pennzoil stockholder.

          (b) The receipt of cash by Pennzoil stockholders who, pursuant to the Offer, exchange all of their Shares solely for cash will result in gain or loss to such holder measured by the difference between the basis of the Shares surrendered and the cash received, and, if the Shares are capital assets in the hands of such Pennzoil stockholder, except as discussed below, such gain or loss will constitute capital gain or loss subject to the provisions and limitations of the Code.

          (c) No loss will be recognized (except in connection with any cash received in lieu of fractional shares) by Pennzoil stockholders who, pursuant to the Offer or the Proposed Merger, or both, receive cash for a portion of their Shares and shares of UPR Common Stock for the balance of their Shares, and any such stockholder's gain, if any, will be recognized to the extent of the cash received. If the Shares are capital assets in the hands of such holder, such recognized gain will constitute either capital gain subject to the provisions and limitations of the Code or, as discussed below, a dividend. Such stockholder's adjusted basis for the shares of UPR Common Stock received pursuant to the Proposed Merger will be the same as the adjusted basis of the Shares surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain or dividend income recognized, and the holding period of such shares of UPR Common Stock will include the period during which the Shares exchanged therefor were held by such Pennzoil stockholder, provided that such Shares are capital assets in the hands of the Pennzoil stockholder.

          (d) Where the only cash received by a Pennzoil stockholder is received in lieu of a fractional share of UPR Common Stock, such cash will generally be treated as received in exchange for such fractional share of UPR Common Stock and not as a dividend, and gain or loss recognized as a result of the receipt of such cash will be capital gain or loss if the fractional share would have constituted a capital asset in the hands of the Pennzoil stockholder.

          (e) No gain or loss will be recognized to UPR, Purchaser or Pennzoil as a result of the Proposed Merger.

     As noted above, Pennzoil stockholders who receive both cash (other than cash solely in lieu of fractional shares) and shares of UPR Common Stock pursuant to the Offer or the Proposed Merger, or both, may recognize capital gain, or under Section 356(a)(2) of the Code, a dividend. For purposes of
Section 356, a stockholder may be deemed under Section 318 of the Code to own the Shares that are owned or deemed to be owned by related individuals or entities, or that are subject to being acquired by such stockholder's (or another person's) exercise of an option or conversion right. Also, Pennzoil stockholders who receive cash pursuant to the Offer, but who own or are deemed to own constructively Shares that are exchanged for shares of UPR Common Stock in the Proposed Merger (or that already own or are deemed to own UPR Common Stock before the Proposed Merger), may be subject to Section 302 (including the constructive ownership rules of Section 318) of the Code for purposes of determining whether part or all of the cash received by them is to be taxed as a dividend.

     For purposes of determining whether the cash received pursuant to the Offer and/or the Proposed Merger will be treated as a dividend for federal income tax purposes, a stockholder of Pennzoil will be treated as if such stockholder first exchanged all of such stockholder's Shares solely for UPR Common Stock and then UPR immediately redeemed a portion of such UPR Common Stock in exchange for the cash such stockholder actually received.

     In general, the determination as to whether the cash received will be treated as received pursuant to a sale or exchange (generating capital gain) or a dividend distribution (generating ordinary income) depends upon whether and to what extent there is a reduction in the stockholder's deemed percentage stock ownership of UPR. A stockholder of Pennzoil who exchanges such stockholder's Shares for a combination of UPR Common Stock and cash will recognize capital gain rather than dividend income if the deemed redemption by UPR (described in the preceding paragraph) is either (a) 'substantially disproportionate' with respect to such stockholder or (b) is 'not essentially equivalent to a dividend.'

     A stockholder of Pennzoil will satisfy the 'substantially disproportionate' test if (i) the percentage of the outstanding stock of UPR actually and constructively owned by such stockholder immediately after the deemed redemption by UPR as a result of the Offer, Proposed Merger, or otherwise, is less than 80% of (ii) the percentage of the outstanding stock of UPR that such Pennzoil stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by UPR.

     Pennzoil stockholders should be aware that they may fail to meet the '80% test' described above because of, among other things, the possibility of proration of Shares accepted for payment in the Offer. For example, even if a stockholder elects, pursuant to the Offer to exchange all of the Shares actually and constructively owned by him for cash, not all of the Shares tendered may be accepted for payment in the Offer as a result of proration. The Shares not accepted for payment in the Offer could be converted into shares of UPR Common Stock in the Proposed Merger. See Section 1.

     Whether the deemed exchange and subsequent redemption transaction are 'not essentially equivalent to a dividend' with respect to a stockholder of Pennzoil will depend upon such stockholder's particular circumstances. In order to reach such conclusion, it must be determined that the transaction results in a 'meaningful reduction' in such Pennzoil stockholder's deemed percentage stock ownership of UPR. In determining whether a reduction in a Pennzoil stockholder's deemed percentage stock ownership has occurred, the percentage described in clause (i) of the second preceding paragraph should be compared to the percentage described in clause (ii) of the paragraph. Even if a stockholder of Pennzoil does not satisfy the 'substantially disproportionate' test described above, the IRS has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a 'meaningful reduction' if such stockholder has a reduction in such stockholder's percentage stock ownership.

     In most circumstances, therefore, gain recognized by a stockholder of Pennzoil who exchanges such stockholder's Shares for a combination of UPR Common Stock and cash will not be ordinary income but will be capital gain, which will constitute long-term capital gain if the holding period for such Shares was greater than one year as of the date of the exchange. Therefore, UPR intends to treat cash payments pursuant to the Offer and the Proposed Merger as proceeds arising from the sale or exchange of Shares, rather than as dividends, for federal income tax reporting purposes. Stockholders of Pennzoil who receive such cash should, however, consult their own tax advisors to determine the proper treatment of such cash payments in their individual situations (including the impact, if any, of Pennzoil or UPR stock owned by persons related to such Pennzoil stockholder).

     Tax Consequences if the Offer and the Proposed Merger Do Not Qualify as a Reorganization. If the Proposed Merger is not consummated, or if the Proposed Merger is consummated but the Offer is treated for federal income tax purposes as a separate transaction, or if the Offer and the Proposed Merger together are determined not to qualify as a reorganization as described above, exchanges pursuant to the Offer will be taxable transactions for federal income tax purposes. In that event, each exchanging Pennzoil stockholder will recognize gain or loss for federal income tax purposes measured by the difference between such stockholder's tax basis in such stockholder's Shares exchanged in the Offer, and the amount of cash received by such stockholder. Such gain or loss will be capital gain or loss if the Shares are held as a capital asset and will be long-term gain or loss if such Shares are held for more than one year at the time of the exchange.

     Even if the Offer is a separate transaction, the Proposed Merger itself should be considered a reorganization under Section 368 of the Code. In that event, a Pennzoil stockholder receiving shares of UPR Common Stock or cash, or both, in the Proposed Merger would be subject to the federal income tax rules concerning reorganizations discussed above with respect to such shares of UPR Common Stock or cash received in the Offer. If, however, the Proposed Merger is also treated as a taxable transaction, each exchanging Pennzoil stockholder will recognize gain or loss for federal income tax purposes measured by the difference between such stockholder's tax basis in such stockholder's Shares exchanged and the amount of cash, plus the fair market value of the shares of UPR Common Stock received by such stockholder in the Proposed Merger. Such gain or loss will be capital gain or loss if the Shares are held as a capital asset and will be long-term gain or loss if such Shares are held for more than one year at the time of the exchange.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. THE ABOVE DISCUSSION MAY NOT APPLY TO PARTICULAR CATEGORIES OF HOLDERS OF SHARES SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS FOREIGN HOLDERS AND HOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF AN EMPLOYEE STOCK OPTION OR OTHERWISE AS COMPENSATION, OR WHO HOLD RESTRICTED STOCK. STOCKHOLDERS OF PENNZOIL ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND

THE PROPOSED MERGER, INCLUDING ANY STATE, LOCAL OR OTHER TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES.

     The Shares are listed and traded on the NYSE and prices are quoted on the NYSE under the symbol 'PZL.' The following table sets forth, for each of the periods indicated, the high and low sales prices for the Shares on the NYSE Composite Tape and the amount of cash dividends paid per Share, all as reported in published financial sources.

                                                       PENNZOIL COMMON STOCK
                                                   -----------------------------
FISCAL YEAR ENDING                                  HIGH      LOW      DIVIDENDS
------------------------------------------------   ------    ------    ---------
December 31, 1995:
     First Quarter..............................   $48.38    $43.00      $ .75
     Second Quarter.............................    50.88     46.50        .75
     Third Quarter..............................    47.50     43.50        .75
     Fourth Quarter.............................    44.88     34.63        .25
December 31, 1996:
     First Quarter..............................    43.63     36.88        .25
     Second Quarter.............................    46.38     39.63        .25
     Third Quarter..............................    55.50     45.63        .25
     Fourth Quarter.............................    58.75     49.25        .25
December 31, 1997:
     First Quarter..............................    63.50     49.88        .25
     Second Quarter (through June 20, 1997).....    61.13     45.00        .25

     On June 20, 1997, which was the last trading day before commencement of the Offer, the last reported closing price on the NYSE Composite Tape was $59.625 per Share. The Offer represents a 41% premium over the reported closing price of the Shares on June 20, 1997. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     As of the date of this Offer to Purchase, the Rights are attached to the Shares and are not traded separately. As a result, the sales prices per Share set forth above are also the high and low sales prices per Share and associated Right during such periods. Upon the occurrence of the Distribution Date, the Rights are to detach, and may trade separately, from the Shares. See Section 11. Purchaser believes that, as a result of the commencement of the Offer on June 23, 1997, the Distribution Date may occur as early as July 7, 1997, unless prior to such date the Pennzoil Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. IF THE DISTRIBUTION DATE OCCURS AND THE RIGHTS BEGIN TO TRADE SEPARATELY FROM THE SHARES, PENNZOIL'S STOCKHOLDERS SHOULD ALSO OBTAIN A CURRENT MARKET QUOTATION FOR THE RIGHTS.

7. CERTAIN INFORMATION CONCERNING PENNZOIL.

     The information concerning Pennzoil contained in this Offer to Purchase, including financial information, has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Neither UPR, Purchaser nor the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning Pennzoil contained in such documents and records or for any failure by Pennzoil to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to UPR, Purchaser or the Dealer Manager. The Pennzoil 10-K, the Pennzoil 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under 'Available Information.'

     Pennzoil. According to the Pennzoil 10-K, Pennzoil is a Delaware corporation and its principal executive offices are located at Pennzoil Place,
P. O. Box 2967, Houston, Texas 77252-2967. According to the Pennzoil 10-K, Pennzoil is an energy company engaged primarily in oil and gas exploration and production, in processing, refining and marketing of oil and motor oil and refined products and in fast automotive oil change operations.

Pennzoil's operations are conducted primarily through subsidiaries. Pennzoil Exploration and Production Company conducts the majority of Pennzoil's oil and gas exploration and production operations. The refining of oil and the processing and marketing of motor oil, refined products and industrial specialties are conducted by Pennzoil Products Company. Jiffy Lube International, Inc. franchises, owns and operates automotive fast lubrication and fluid maintenance service centers.

     As of December 31, 1996, Pennzoil beneficially owned approximately 18 million shares of common stock of Chevron Corporation ('Chevron'). At the current dividend rate, Pennzoil receives approximately $39 million annually in dividends on its current investment in Chevron stock. Reference is made to 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity' and Note 1 of Notes to Consolidated Financial Statements for additional information, both of which are contained in the Pennzoil 10-K.

     Selected Financial Data of Pennzoil. Set forth below is certain selected consolidated financial information with respect to Pennzoil and its subsidiaries excerpted from the information contained in the Pennzoil 10-K and the Pennzoil 10-Q. More comprehensive financial information is included in the Pennzoil 10-K, the Pennzoil 10-Q and other documents filed by Pennzoil with the Commission. The following summary is qualified in its entirety by reference to the Pennzoil 10-K, the Pennzoil 10-Q and such other documents and all the financial information (including any related notes) contained therein.

                                PENNZOIL COMPANY
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (EXPRESSED IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                                                        QUARTER ENDED
                                                         YEAR ENDED DECEMBER 31,                          MARCH 31,
                                         --------------------------------------------------------    --------------------
                                           1992        1993        1994        1995        1996        1996        1997
                                         --------    --------    --------    --------    --------    --------    --------
INCOME STATEMENT DATA:
Revenues..............................   $2,356.7    $2,782.4    $2,562.9    $2,490.0    $2,486.8    $  587.3    $  649.0
Income (loss) from
  Continuing operations (1)...........   $   17.4    $  160.3    $ (283.8)   $ (305.1)   $  133.9    $   15.8    $   57.6
  Discontinued operations (2).........       11.7          --          --          --          --          --          --
  Extraordinary items (3).............      (16.6)      (18.4)         --          --          --          --          --
  Cumulative effect of changes in
    accounting principles (4).........      115.7          --        (4.9)         --          --          --          --
                                         --------    --------    --------    --------    --------    --------    --------
  Net income (loss)...................   $  128.2    $  141.9    $ (288.7)   $ (305.1)   $  133.9    $   15.8    $   57.6
Earnings (loss) per share
  Continuing operations (1)...........   $    .43    $   3.80    $  (6.16)   $  (6.60)   $   2.88    $    .34    $   1.23
  Discontinued operations (2).........        .29          --          --          --          --          --          --
                                         --------    --------    --------    --------    --------    --------    --------
  Earnings (loss) per share before
    extraordinary items and cumulative
    effect of changes in accounting
    principles........................   $    .72    $   3.80    $  (6.16)   $  (6.60)   $   2.88    $    .34    $   1.23
Extraordinary items (3)...............       (.41)       (.44)         --          --          --          --          --
  Cumulative effect of changes in
    accounting principles (4).........       2.85          --        (.11)         --          --          --          --
                                         --------    --------    --------    --------    --------    --------    --------
Total.................................   $   3.16    $   3.36    $  (6.27)   $  (6.60)   $   2.88    $    .34    $   1.23
Dividends per common share............   $   3.00    $   3.00    $   3.00    $   2.50    $   1.00    $    .25    $    .25
FINANCIAL POSITION DATA:
Total assets..........................   $4,457.2    $4,886.2    $4,715.8    $4,307.8    $4,124.3    $4,250.5    $4,137.4
Debt
    Notes payable (5).................   $  339.3    $  433.0    $  337.2    $  468.9    $     --    $  389.9    $     --
    Long-term debt, including current
      maturities, and capital lease
      obligations (6).................    2,031.7     2,077.8     2,254.6     2,116.8     2,291.8     2,102.9     2,196.8
                                         --------    --------    --------    --------    --------    --------    --------
Total debt and capital lease
  obligations.........................   $2,371.0    $2,510.8    $2,591.8    $2,585.7    $2,291.8    $2,492.8    $2,196.8
Total shareholders' equity (7)........   $1,180.2    $1,505.8    $1,204.3    $  836.2    $  969.1    $  862.2    $1,031.1

------------------
(1) Reference is made to Notes 1 and 8 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K.

(2) Represents results of Purolator Products Company, which was sold in 1992.

(3) In 1993 and 1992, Pennzoil redeemed amounts outstanding under several debt facilities using proceeds from various sources. The premiums and related unamortized discount and debt issue costs relating to these redemptions resulted in extraordinary charges of $18.4 million ($28.3 million before tax), or $.44 per share, in 1993 and $16.6 million ($25.2 million before tax), or $.41 per share, in 1992.

(4) Reference is made to Note 6 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K for discussion of 1994 events. In December 1992, Pennzoil announced its decision to change its method of accounting for income taxes by adopting the requirements of SFAS No. 109, 'Accounting for Income Taxes,' effective as of January 1, 1992. As a result of adopting SFAS No. 109, Pennzoil recognized a cumulative, one-time benefit from the change in accounting principle for periods prior to 1992 of $115.7 million, or $2.85 per share, as of the first quarter of 1992.

(5) As of May 1996, borrowings under Pennzoil's commercial paper and short-term variable-rate credit arrangements, beginning with the execution of a revolving credit facility with a group of banks, have been classified as long-term debt. Such debt classification is based upon the availability of committed long-term credit facilities to refinance such commercial paper and short-term borrowings and Pennzoil's intent to maintain such commitments in excess of one year. Reference is made to Note 3 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K for additional information.

(6) Quarterly information excludes capital lease obligations.

(7) Reference is made to Note 1 of Notes to Consolidated Financial Statements contained in the Pennzoil 10-K.

     Available Information. Pennzoil is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports relating to its business, financial condition and other matters. Information as of particular dates concerning Pennzoil's directors and officers, their remuneration, stock options and other matters, the principal holders of Pennzoil's securities and any material interest of such persons in transactions with Pennzoil is required to be disclosed in proxy statements distributed to Pennzoil's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such information should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a web site on the Internet that can be accessed at http://www.sec.gov and that contains information filed electronically regarding Pennzoil. Such material should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

8. CERTAIN INFORMATION CONCERNING PURCHASER AND UPR.

     Purchaser. Purchaser, a Delaware corporation which is a wholly owned subsidiary of UPR, was organized to acquire Pennzoil and has not conducted any unrelated activities since its organization. The principal office of Purchaser is located at the principal office of UPR. All outstanding shares of capital stock of Purchaser are owned by UPR. Until immediately prior to the time that Purchaser will purchase Shares pursuant to the Offer, it is not expected that Purchaser will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Proposed Merger. Due to the fact that Purchaser is newly-formed and has minimal assets and capitalization, no meaningful financial information regarding Purchaser is available.

     UPR. UPR is a Utah corporation with its principal office located at 801 Cherry Street, Fort Worth, Texas 76102.

     UPR is engaged primarily in the exploration for and the development and production of natural gas, natural gas liquids and crude oil in several major producing basins in the United States and Canada. UPR emphasizes natural gas in its exploration and production activities and also owns and operates significant assets, in proximity to its principal producing properties, dedicated to 'gas value chain' activities, which consist of the gathering, processing, transportation and marketing of natural gas and natural gas liquids. UPR, through its wholly owned subsidiary, Union Pacific Fuels, Inc. ('UP Fuels'), markets UPR's natural gas (72% of UPR's production during 1996), crude oil (88% of UPR's production during 1996) and natural gas liquids (96% of UPR's production during 1996), together with significant volumes of natural gas, natural gas liquids and crude oil produced by others. In addition, UPR engages in the hard minerals business through non-operated joint venture and royalty interests in several coal and trona (natural soda ash) mines located on lands within and adjacent to its Land Grant Area (hereinafter defined) in Wyoming. Over 90% of UPR's revenues, assets and reserves are generated or located in the United States.

     In October 1995, UPR sold 42.5 million shares of UPR Common Stock in an initial public offering (the 'Offering'). UPR's stock is traded on the NYSE under the symbol 'UPR.' Prior to completion of the Offering, UPR was wholly owned by Union Pacific Corporation, a Utah corporation ('UPC'). Upon completion of the Offering and until October 15, 1996, UPC owned approximately 83% of UPR's outstanding common stock. On October 15, 1996, UPC consummated the distribution of its remaining ownership interest in UPR to its shareholders as a dividend by means of a tax-free distribution (the 'Distribution').

     UPC acquired Champlin Petroleum Company ('Champlin') in 1970 to manage the exploitation of its oil and gas operations on the Land Grant Area. The 'Land Grant Area' means the lands granted by the Federal government to a predecessor of UPC in the mid-1800's that pass through the states of Colorado and Wyoming and into Utah and intersects several highly productive oil and gas basins. In the Land Grant Area, UPR has fee ownership of the mineral rights under approximately 700,000 additional acres. In 1971, UPC combined its own oil and gas operations with those of Champlin. In 1987, the Champlin name was changed to Union Pacific Resources Company ('UPRC'), and UPRC also became responsible for managing substantially all of UPC's hard mineral assets. In October 1995, UPRC and certain oil and gas operations of other affiliated companies that were wholly owned subsidiaries of UPC, representing, collectively, UPC's natural resources business segment, were combined to form UPR.

     In each of its core areas, the focus of UPR is on the exploration for and development of natural gas and crude oil resources and on efforts to increase margins through reductions in drilling and operating costs and effective and efficient sales and distribution networks. UPR's strategy is to apply economies of scale, its operating experience in its core geographic areas and its expertise in advanced drilling and completion technologies, to increase production by expanding UPR's North American drill site inventory and enhancing well performance results. In addition to developing its existing properties, UPR also increases drill site inventory through exploration, farm-in agreements and acquisitions of properties and companies. UPR's growth in recent years has occurred through exploration and development in core geographic areas as well as producing property purchases, the most significant of which was the $725 million acquisition of Amax Oil & Gas, Inc. in March 1994.

     UPR's oil and gas activities are concentrated in six core geographic areas:
(1) the Austin Chalk trend in Texas and Louisiana, (2) the Rockies, consisting of the western portion of the Land Grant Area in Wyoming and Utah, (3) Plains/Canada, consisting of the eastern portion of the Land Grant Area in Colorado and Wyoming, with additional operations primarily in Kansas and western Canada, (4) the onshore and offshore Gulf Coast area, (5) eastern and southern Texas and (6) western Texas. Natural gas and natural gas liquids constituted 86% of UPR's total proved reserves of over 3.5 Tcfe as of December 31, 1996, and 82% of UPR's sales volumes of 1.7 BCFED for the year then ended. For the same period, approximately 64% of UPR's production from producing properties was attributable to UPR-operated properties.

     The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of UPR and Purchaser are set forth on Schedule I of this Offer to Purchase.

    Selected Financial Data of UPR. Set forth below is certain selected consolidated financial information with respect to UPR and its subsidiaries excerpted from the information contained in UPR's Annual Report on Form 10-K for the year ended December 31, 1996 (the 'UPR 10-K') and UPR's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the 'UPR 10-Q'). More comprehensive financial information is included in the UPR 1996 Annual Report to Stockholders (the 'UPR Annual Report'), the UPR 10-K, the UPR 10-Q and other documents filed by UPR with the Commission, and the following summary is qualified in its entirety by reference to the UPR Annual Report, the UPR 10-K, the UPR 10-Q and such other documents and all the financial information (including any related notes) contained therein. The UPR Annual Report, the UPR 10-K, the UPR 10-Q and such other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under 'Available Information.'

                       UNION PACIFIC RESOURCES GROUP INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (EXPRESSED IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                                                    QUARTER ENDED
                                                   YEAR ENDED DECEMBER 31,                            MARCH 31,
                                 -----------------------------------------------------------     --------------------
                                   1992        1993         1994         1995         1996         1996        1997
                                 --------    --------     --------     --------     --------     --------    --------
INCOME STATEMENT DATA:
Operating revenues............   $1,222.5    $1,277.1     $1,332.9     $1,476.7(a)  $1,831.0     $  389.7    $  531.7
Operating income..............      318.7       382.9        351.3        470.1(a)     526.6         97.3       186.4
Net income....................      272.3       243.8(b)     390.0(c)     350.7(a)     320.8         59.2       117.2
Per share:
  Net income (d)..............        n/a         n/a          n/a          n/a         1.28          .24         .47
  Dividends...................        n/a         n/a          n/a          .05(e)       .20          .05         .05

FINANCIAL POSITION DATA:
Properties -- net.............   $1,660.5    $1,780.2     $2,600.1(f)  $2,764.3     $2,972.4     $2,760.1    $3,072.8
Total assets..................    2,586.4     2,714.1      3,247.0      3,308.9      3,648.9      3,228.3     3.695.3
Long-term debt................       48.2        45.6         37.7        101.5        670.9(g)     101.5       571.3
Shareholders' equity..........    1,475.2     1,596.1      1,834.9      1,312.4      1,514.3      1,360.8     1,624.0
CASH FLOW DATA:
Capital and exploratory
  expenditures................   $  594.4    $  560.4     $1,389.3(f)  $  686.4     $  880.3     $  138.3    $  284.0
Cash provided by operations...      776.2       567.5        821.0        829.4        990.4        216.0       422.2

------------------
(a) In November 1995, UPR recorded a $122.5 million pre-tax ($78.5 million after-tax) gain resulting from the Columbia Gas Transmission Company bankruptcy settlement (see Note 4 to the Consolidated Financial Statements in the UPR 10-K).

(b) In January 1993, UPR adopted Statement of Financial Accounting Standards ('SFAS') No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions,' and SFAS No. 109, 'Accounting for Income Taxes,' with a cumulative after-tax charge to 1993 earnings of $59 million.

(c) In March 1994, UPR sold its interest in the Wilmington Field and Harbor Cogeneration Plant to the Port of Long Beach, California. The Wilmington sale resulted in a $159.2 million pre-tax ($100 million after tax) gain (see
    Note 4 to the Consolidated Financial Statements in the UPR 10-K).

(d) Earnings per share prior to 1996 have been omitted as UPR was a wholly owned subsidiary of UPC until the Offering in October 1995. Therefore, net income per share is not applicable for periods prior to the fourth quarter of 1995.

(e) Represents the dividend declared with respect to the fourth quarter of 1995. Prior to October 1995, UPR was wholly owned by UPC. Therefore, dividends per share is not applicable for periods prior to the fourth quarter 1995.

(f) In March 1994, UPR acquired Amax Oil & Gas, Inc., for a net purchase price of $725 million.

(g) During 1996, UPR repaid its $650 million note payable to UPC (incurred at the time of the Offering) using cash from operations and proceeds from the issuance of long-term debt and commercial paper (see Note 8 to the Consolidated Financial Statements in the UPR 10-K).

     Available Information. UPR is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information, as of particular dates, concerning UPR's directors and officers, their remuneration, stock options and other matters, the principal holders of UPR's securities and any material interest of such persons in transactions with UPR is required to be disclosed in proxy statements distributed to UPR's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth with respect to Pennzoil in Section 7. Such material should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

9. SOURCE AND AMOUNT OF FUNDS.

     Purchaser estimates that the total amount of funds required pursuant to the Offer to purchase the Maximum Number of Shares and to pay fees and expenses related to the Offer will be approximately $2.2 billion. See Section 16. Purchaser plans to obtain the necessary funds through capital contributions or advances made by UPR. Purchaser and UPR plan to obtain the funds for such capital contributions or advances from UPR's available cash and working capital, and commercial paper issuances or pursuant to one or more loan facilities currently existing or to be obtained from one or more commercial banks or other financial institutions on terms and conditions to be determined hereafter. UPR and Purchaser are currently in discussions with a small group of financial institutions regarding the establishment of a credit facility that would be used to pay all or a portion of the funds required pursuant to the Offer. It is anticipated that the indebtedness incurred by UPR under such loans will be repaid from funds generated internally by UPR and its subsidiaries (including, after the Proposed Merger, if consummated, dividends paid by Pennzoil and its subsidiaries), through additional borrowings, or through a combination of such sources. No final decisions have been made concerning the method UPR will employ to repay such indebtedness. Such decisions when made will be based on UPR's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions. This Offer is not conditioned on financing.

10. BACKGROUND OF THE OFFER; CONTACTS WITH PENNZOIL.

     On January 12, 1995, Mr. Jack L. Messman, the current Chairman and Chief Executive Officer of UPR, and Mr. James L. Pate, Chairman and Chief Executive Officer of Pennzoil, met and discussed their respective businesses. Mr. Pate stated how much he admired UPR and the job Mr. Messman had done at that company. This meeting was arranged by an executive recruiter known mutually to Mr. Messman and Mr. Pate. The executive recruiter had previously suggested that Mr. Pate was interested in having Mr. Messman join Pennzoil.

     On January 24, 1995, Mr. Pate and Mr. Howard H. Baker, Jr., a member of the Pennzoil Board, met with Mr. Drew Lewis, then the Chairman, President and Chief Executive Officer of UPC, to discuss a possible combination or other business arrangement involving Pennzoil and UPR, then a wholly owned subsidiary of UPC. Following that meeting, on January 25, 1995 Mr. Pate sent a letter to Mr. Lewis that stated in part:

          I think there is a unique opportunity to structure a transaction with Pennzoil Company that would maximize the value of Union Pacific Resources to shareholders in a tax-efficient manner. Union Pacific's core oil and gas properties and ours are very similar. We have a lot of common ownership and generally provide the best possible fit. The size of our respective oil and gas interests is similar and combining them would significantly improve reserve and production profiles. The combined entity would become the premier exploration and production company in the world, ranking number one in terms of production and number two in reserves.

     On July 18, 1995, certain additional financial details of the January proposal with respect to a combination of Pennzoil and UPR, and other information, were forwarded to UPC by Lazard Freres & Co., LLC, Pennzoil's financial advisor. UPC informed Pennzoil that it was pursuing an alternative transaction with respect to UPR (referring to the October 1995 Offering of UPR Common Stock and the October 1996 Distribution of UPR Common Stock to UPC's stockholders). Included in the materials forwarded by Lazard Freres & Co., LLC were the following statements:

          ... The merger of [UPR] and [Pennzoil] will provide significant advantages to both sets of shareholders. The two company's asset bases are largely the same size and complement each other extremely well. . . . As a result of the excellent fit between the two operations, material cost savings should be realized upon a merger of the companies. Such cost savings should be available not only at the corporate level but at the field level as well. ... We believe investors will react favorably to the combined mix of companies.

     After UPR became an independent public company following the Distribution in October 1996, UPR began a review of various possible strategic initiatives. One of these initiatives was an in-depth, systematic review of companies in the oil and gas industry to identify potential business combinations. This review identified several attractive candidates, including Pennzoil, that met UPR's acquisition criteria, and in January 1997 UPR commenced a focused review of the aspects of a possible combination of UPR and Pennzoil. At meetings in February and April 1997, management reviewed with UPR's Board of Directors a possible transaction with Pennzoil.

     On February 5, 1997, Mr. Messman telephoned Mr. Pate and arranged a meeting in Houston for March 4, 1997. On March 4, 1997, Mr. Messman and Mr. Pate met at Pennzoil's offices in Houston. During the meeting, Mr. Messman generally described UPR's interest in exploring with Mr. Pate a possible strategic combination of UPR and Pennzoil. Mr. Pate stated that he believed that he could 'break up' the various businesses of Pennzoil and could realize a value equal to a 40% premium to the then-current trading price of Pennzoil Common Stock, but further stated that such a break up transaction was not feasible in the near term. The last sale price of Pennzoil Common Stock on March 3, 1997 was $56.375. Mr. Pate also stated that he believed that Pennzoil's Common Stock could be trading in a range between $80 and $100 per share in the next four to five years if Pennzoil's strategic plan was successfully implemented, and that a transaction between Pennzoil and UPR would be premature at the present time. At the close of the meeting, Mr. Pate suggested to Mr. Messman that before either of them pursued alternative transactions, they should speak with each other.

     On April 10, 1997, Mr. Messman telephoned Mr. Pate to follow up on their March 4th meeting. Mr. Messman told Mr. Pate that UPR remained interested in pursuing a negotiated business combination with Pennzoil and invited Mr. Pate to UPR's offices in Fort Worth to describe UPR's business, financial condition and strategies and to further discuss a potential transaction. Mr. Pate initially declined the meeting stating that he was already familiar with UPR's business. Mr. Messman suggested that they again discuss UPR's attractiveness as an acquisition partner and a potential transaction between UPR and Pennzoil. After further discussion, Mr. Pate agreed to visit Fort Worth and stated that he would call Mr. Messman on May 5, 1997 to set a date for the meeting.

     On May 5, 1997, Mr. Pate telephoned Mr. Messman and stated that he was not prepared to schedule a meeting. Mr. Messman reiterated his request that Mr. Pate meet with him to discuss a potential transaction. Additionally, Mr. Messman stated that he was prepared to propose a price for the Shares. Mr. Pate immediately stated that he did not want to receive a price and noted that Pennzoil was engaged in a long-range planning process and was not prepared to discuss value issues with UPR or respond to a price proposal. Mr. Messman and Mr. Pate agreed to talk again on May 28 when Pennzoil's planning process would be completed.

     On May 6, 1997, Mr. Messman sent a letter to Mr. Pate which stated in part:

          .... As I mentioned [during our telephone conversation]
     yesterday, we are prepared to pursue a combination with your company and are ready to discuss the full range of issues, including value and structure. The combination of our strong financial position and the companies' complementary assets would create a transaction beneficial to both companies. We have the greatest respect for your management team and believe social issues can be satisfactorily resolved.

          I appreciate your reluctance to receive and respond to a price proposal at this time, and understand that the planning process in which you are now involved will be completed later this month, at which time a discussion of these issues would be appropriate.

          As we continue our dialogue that began in February, I want you to know that our desire is to move ahead quickly after we talk again on May 28. I hope we can meet as soon as possible thereafter. This timetable is fortuitous since we have a board meeting on June 4 and our board expects a report from me on this subject.

          Again, we stand ready to be specific, particularly with regard to economic terms and we believe we can address any and all concerns you might have.

     On May 8, 1997, Mr. Pate sent the following letter to Mr. Messman:

     Mr. Jack L. Messman
     Chairman & CEO
     Union Pacific Resources Group Inc.
     801 Cherry Street
     Fort Worth, TX 76102-6803

     Dear Jack:

          I was surprised by your letter of May 6, 1997. You apparently have misconstrued my politeness to you as a temporary reluctance to receive and respond to a price proposal.

          To reiterate as clearly as I can express, Pennzoil is not prepared to pursue any change of control transaction with your company or anyone else and we are prepared to take all necessary action to respond to any unsolicited offer. Our Board of Directors has charted an independent strategic direction for Pennzoil which is in the best interests of our company and its shareholders. Toward this end, Pennzoil has restructured its financial obligations, business and properties and has embarked upon a series of strategic initiatives and projects which we are fully committed to bringing to fruition during the next five years.

          As I explained in our meeting on March 4, 1997, circumstances have changed drastically since our first contact in 1995 when the railroad company was considering the disposition of UPR. Pennzoil has, among other things, cut its dividend, slashed its overhead expenses by over $80 million, dramatically improved earnings and cash flow, reduced debt significantly, reduced operating costs, upgraded its oil and gas properties, redirected its capital expenditures program, made great strides in developing our investments in Azerbaijan, staked out significant new exploration and development opportunities internationally, installed new senior oil and gas management, and completed construction of our upgraded refining facilities at Atlas and the new Lake Charles base oil plant (Excel Paralubes). In short, we have addressed many of the strategic issues confronting us in 1995 by aggressive moves that are now only beginning to bring returns to our shareholders.

          It is strange to me that you would characterize your telephone calls seeking meetings as a dialogue that began in February. When you visited me in my office on March 4, I thought I had made it plain that Pennzoil fully intends to remain independent and is not interested in engaging in any process that could put Pennzoil into play. That was the situation then, it remains the situation now and will remain the same later this month. There is no purpose to meet or talk further regarding these matters.

                                          Sincerely,

                                          /s/ Jim

                                          Chairman of the Board
                                          Chief Executive Officer

     At a regularly scheduled meeting of the Board of Directors of UPR (the 'UPR Board') on June 4, 1997, the UPR Board considered presentations by management and its financial and legal advisors and unanimously approved continuing to pursue a possible business combination with Pennzoil. Accordingly, on June 10, 1997 Mr. Messman telephoned Mr. Pate to advise Mr. Pate that he would be sending a letter regarding a possible business combination between Pennzoil and UPR. Later that day, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman, President and Chief Executive Officer
     Pennzoil Company
     P.O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          I am sorry that our discussion on May 5, and my letter on May 6 led to a misunderstanding as reflected in your May 8 letter. I thought that I had expressed the goals of UPR clearly in our conversations. From an earlier conversation with you, I also had the impression that, after completion of your long range planning, you would be willing to consider a transaction designed to maximize value for Pennzoil shareholders.

          As you know from our previous communications, we have been interested for some time in pursuing a possible transaction with Pennzoil. I am writing to seek to establish a constructive dialogue with Pennzoil in the hope that we can explore a possible strategic business combination on a friendly, negotiated and confidential basis. As you also know from our previous discussions, we believe that our two companies would be an ideal business combination providing an outstanding strategic fit.

          In evaluating why such a combination is so attractive for both companies and their respective shareholders, we have focused on several key factors, including the following:

     o We believe that the combined company will be the premier independent E&P company in the United States, ranking first in nearly all measures of size and activity. For all of the reasons stated below, we believe that the market would react very favorably to this combination.

     o Our proven ability in applied drilling technology will increase -- quickly and efficiently -- the yield of Pennzoil's extensive portfolio of properties. UPR is a world leader in horizontal drilling and the most active driller in the U.S., as well as a leader in 3-D seismic technology. UPR's ability to apply technology to exploit assets will enhance the value of Pennzoil's properties.

     o Our companies share a complementary core E&P business, have a well-balanced, concentrated and sizeable portfolio of opportunities in the Gulf of Mexico, onshore Gulf Coast, Austin Chalk, East Texas, South Texas, Permian Basin, Rocky Mountains, and several high potential international plays. The combined production and reserve profiles will be geographically diverse with attractive growth potential.

     o The financial strength of the combined company will ensure the ability to fund all of its promising current and future opportunities on a global scale. Royalties from our fee ownership position in our 7.5 million acre Land Grant provide significant cash flow for our E&P opportunities. In fact, UPR expects to increase immediately and significantly capital spending on Pennzoil's E&P properties to increase production and reserves.

     o Together, we can achieve greater operating and administrative efficiencies. Our properties in East Texas and South Texas complement each other. The combined management and technical team will include some of the industry's best and most seasoned professionals. As a result, new operating efficiencies will be achieved by increasing production and reducing per-unit costs. At the same time, let me stress that growth opportunities are the reasons for this merger.

     o Non-E&P operations of both companies will benefit from the merger, due to the increased financial strength to fund strategic growth of Pennzoil's Motor Oil, Products and Franchise operations and the value which Pennzoil's brand name recognition could bring to UPR's marketing and processing businesses.

          You recognized this compelling business logic when, in 1995, you suggested that our two companies merge. Your January 25, 1995 letter was correct in pointing out that Pennzoil 'provided the best possible fit' with UPR. We agree with your assertion that 'the combined entity would become the premier exploration and production company in the world.' Yet in contrast to your very strong positive feelings two years ago, you indicated in your recent letter that Pennzoil faced more difficulties in 1995 than it does now and that therefore a merger somehow no longer makes sense. We do not understand why you believed that two years ago, when Pennzoil faced particularly severe problems, it was in a better position than it is now to merge with UPR and form the premier independent E&P company. In fact, we believe that now, as you are embarking on a road that you hope leads to improved performance, the benefits from a combination would come even more quickly. If we combine our two companies, with all of their complementary strengths, consider what we can accomplish together -- the tremendous value we will build for our shareholders. You had a great idea in 1995, and it is still a great idea today. These two companies belong together.

          A combination of our two companies would provide a base for extraordinary value creation for our respective shareholders. I believe that by working together we have the opportunity to accomplish the best strategic merger in the energy business in recent history. Looking at that exciting prospect, as well as our readiness to talk about specific terms of a transaction, we were disappointed by your assertion that all communications between us should cease. Given what we together can accomplish for our shareholders, employees and other constituencies, we believe that you should seriously consider our proposal.

          Because the transaction we foresee is so valuable to both companies, I thought it appropriate as a next step, and before making any formal proposal, to summarize the terms of a possible transaction that we would be prepared to discuss. I assume that you will share this letter with the members of your Board, as I have done with my Board, which unanimously supports our pursuing these discussions with you.

     Price and Structure

     o We would like to discuss a combination which would allow Pennzoil shareholders to receive a value of $80.00 per share, payable in a combination of cash and UPR common stock. This price represents a substantial premium, 41% over yesterday's closing price of your stock, 51% over the price 30 days ago and 50% over the average price for the past 12 months. We believe that your Board and shareholders would find this compelling and that the realization of this value would be a remarkable achievement for your shareholders.

     o We have flexibility in the design of the transaction and are willing to discuss alternative structures. We believe that the transaction should be designed so that the cash portion ranges from 40% to 50%, with the balance consisting of UPR common stock. Our suggestion is to structure a two-step transaction, with a first-step cash tender in order to give your shareholders the earliest opportunity to receive the cash portion of the consideration. The second-step would be a conversion of the remaining Pennzoil common stock into UPR common stock. A two-step structure would enable the two companies to complete the transaction as quickly as possible.

     o In addition to the substantial immediate premium that your shareholders would receive, the stock portion of the transaction would enable your shareholders to have a significant ongoing stake in an outstanding company with excellent opportunities for growth and value creation. We anticipate that the stock portion of the transaction would be tax-free to Pennzoil shareholders.

     o We have expended substantial time and effort in developing our proposal on the basis of publicly available information and believe that the price is a full and fair one. However, we are prepared to consider any non-public information which you believe demonstrates higher value. We are also willing to allow representatives of Pennzoil to review non-public information about UPR.

          I realize that you believe successful implementation of your strategic plan will result in an increase in Pennzoil's stock price over the next four to five years. As you see, the proposed transaction would provide your shareholders a certain value today substantially above the present value of even an aggressively projected range of future prices.

     Continuity of Management and Operations

     o We also recognize that your Board will want to understand how you and your management team would fit into the leadership structure of the new company. We hope and expect that you and your team would continue to play an important leadership role moving forward. In particular, we would be looking to you to play a major role in the combined operations, helping to realize the value we both know would reside in the new company. I would hope that you would agree to serve the combined company as Vice Chairman of the Board and as President and Chief Executive Officer of its Motor Oil, Products and Franchise businesses. We also would expect that three Pennzoil Board members, you and two others, would become directors of the combined company. In addition, we fully recognize the importance of reaching employment agreements with senior executives, as appropriate. Of course, we would fully honor Pennzoil's existing employment agreements, benefit plans and other commitments to its employees.

     o We are certain that you and Pennzoil's workforce would find a professionally exciting, challenging and rewarding environment in the combined organization -- as well as a strong sense of shared purpose and camaraderie.

     Corporate Name

     o We are willing to consider having the name of the new company include, or be, Pennzoil.

     Location

     o We would maintain corporate offices in both Fort Worth and Houston, with executive, administrative and operating personnel in both locations.

          Our number one strategic priority is to make the combination of UPR and Pennzoil a reality. Therefore, we stand ready to meet at any time to discuss any -- or all -- aspects of the terms and structure of our proposed transaction. I suggest that, after you have reviewed this matter with your Board, you and I meet privately to discuss how best to proceed. We hope you will share our enthusiasm for this combination and our confidence that it serves the best interests of both companies' shareholders, employees and customers, as well as our respective business partners, suppliers and the communities where we operate.

          I understand the concern you expressed about putting Pennzoil 'in play.' We believe that our proposed course would avoid this. We have made no public announcement of our proposal, have worked with our advisors to structure this communication carefully so that it does not require a public announcement and hope to be able to discuss our ideas with you on a confidential, non-public basis. I suggest that we meet privately as soon as possible, hopefully later this week, and I will call you to try to arrange this.

          Pennzoil and UPR can achieve much together, and I look forward to discussing this extraordinary opportunity for our respective shareholders.

                                          Sincerely,

                                          /s/ Jack

                                          Jack L. Messman

     On June 11, 1997, Mr. Pate telecopied the following letter to Mr. Messman:

     Mr. Jack L. Messman
     Chairman and Chief Executive Officer
     Union Pacific Resources Group Inc.
     801 Cherry Street
     Fort Worth, TX 76102-6803

     Dear Jack:

          Without addressing any of the issues and misunderstandings referred to in your June 10 letter, this is to advise you that I will review the matters covered in your letter with our Board of Directors and advisors and expect to respond to you on or before June 20.

                                          Sincerely,

                                          /s/ Jim

     On June 12, 1997, George Lindahl, President of UPR, a representative of Smith Barney and Messrs. Drew Lewis and Samuel Skinner, directors of UPR, contacted several directors of Pennzoil to obtain their reactions to UPR's proposal letter dated June 10, 1997. Each director contacted indicated either that he was not aware of, or had not seen, such proposal letter.

     On June 12, 1997, a representative of Smith Barney also contacted a representative of Pennzoil's current financial advisor to obtain his reaction to UPR's proposal. The representative of Pennzoil's financial advisor indicated initially that he could not comment. Subsequently, he confirmed that he had reviewed UPR's proposal. The representative of Pennzoil's financial advisor also indicated that Pennzoil had revised its five-year plan and that the new, revised plan would be shared with the Pennzoil directors at a forthcoming Board meeting. Additionally, he indicated that Pennzoil's new, revised plan included a number of new initiatives. The representative of Pennzoil's financial advisor also stated that Mr. Pate was adamant that this was not the time to sell Pennzoil and that UPR's inquiries were not welcome at this time.

     On June 13, 1997, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman, President & CEO
     Pennzoil Company
     P. O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          We are disappointed by your unwillingness to meet with us to discuss the transaction proposal set forth in our letter of June 10th. Without such a meeting, you and your Board will not be in a position to make an informed decision regarding our proposal.

          In one of our conversations, you indicated that you thought your stock could reach $80 - $100 in four to five years. That is certainly a worthy and ambitious objective. However, our proposal gives your shareholders not only that possible future value today, but also the opportunity to benefit from the growth of the combined company. We do not see how any realistic long range plan for Pennzoil can compare favorably with our proposal.

          If you have analyzed our proposal, you will see that it is accretive in discretionary cash flow per share. Since cash flow per share is the primary determinant of value for E & P companies, we expect the stock price of the combined company to rise appreciably. Given the attributes of the combined company, the beneficial effect could be enhanced by a higher price to cash flow multiple for the stock.

          The market price of Pennzoil stock has been running up in the last two weeks, compared to industry indexes. We are concerned that confidentiality has been breached. Let me assure you that we have made every effort to prevent this from occurring on our side.

          As stated in my June 10th letter, our proposal reflects a review of only publicly available information. If your revised 5-year plan contains information which supports greater values, we are fully prepared to increase our proposal.

          Jim, our proposed transaction makes terrific sense for all of the constituencies of both companies. It seems particularly obvious that it is the best course of action for the shareholders of both companies. Certainly, the values created by our proposal would represent a tremendous achievement on your part for your shareholders. Therefore, I assume that you will share both our June 10th and this letter with your Board.

          We repeat our request to meet with you promptly.

                                          Sincerely,

                                          /s/ Jack

                                          Jack L. Messman

     On June 20, 1997, Mr. Pate telecopied the following letter to Mr. Messman:

     Mr. Jack L. Messman
     Chairman and Chief Executive Officer
     Union Pacific Resources Group Inc.
     801 Cherry Street
     Fort Worth, Texas 76102-6803

     Dear Jack:

          The Pennzoil Board of Directors has met and carefully considered your letters of June 10 and 13, 1997 together with its advisors and has instructed me to make this reply.

          The Board strongly believes that this is not the time to be considering a transaction such as that suggested in your letters. As you well know, Pennzoil has undergone a major restructuring in the last few years and is only just beginning to realize for its shareholders the tremendous values that it will unlock. The Board believes that the best interests of Pennzoil's shareholders will be served by independently pursuing its Strategic Plan rather than a sale of the Company.

          In addition, the Board views the proposed structure of your transaction as a classic front-end loaded, two-tier proposal, which would be coercive to Pennzoil's shareholders. Even assuming that this structure might be eliminated, the Board believes that your suggestion of value is inadequate, especially when compared to the values that can be achieved through execution of our Strategic Plan and related opportunities. The Board is not impressed with your calculations of the premium over market price associated with your proposal because we believe that the marketplace, like our shareholders, does not fully appreciate the benefits already achieved, and still to be achieved, under our Plan.

          In light of these conclusions, the Board sees little point in debating or refuting the many assertions of opinion in your letters, or in correcting the erroneous factual matters they contain. Likewise, this brief summary of the basis for the Board's decision does not address all of its concerns or objections to your proposal. Simply stated, the Board is not interested in pursuing a transaction with Union Pacific Resources Group Inc.

                                          Sincerely,

                                          /s/ Jim

                                          James L. Pate

     At a meeting of the UPR Board on June 21, 1997, the UPR Board considered presentations by management and its financial and legal advisors and approved the commencement of the Offer on June 23, 1997.

     On June 23, 1997, Mr. Messman telecopied the following letter to Mr. Pate:

     Mr. James L. Pate
     Chairman and Chief Executive Officer
     Pennzoil Company
     P.O. Box 2967
     Houston, TX 77252-2967

     Dear Jim:

          As you know from our prior communications, the Board of Directors and management of Union Pacific Resources Group Inc. (UPR) believe that UPR and Pennzoil Company would be an ideal combination--providing an outstanding strategic fit. Together, they would create the premier independent exploration and production company in the United States and significantly enhance value for shareholders of both companies.

          We have repeatedly attempted, over the past four months, to discuss with you a possible transaction that would lead to such a combination and at the same time provide Pennzoil shareholders a substantial premium over the current market price of their shares. However, in my continuing efforts to communicate with you since February, you have rejected every attempt to engage in constructive discussion of such a proposal. This refusal continued even after we sent a specific proposal to you on June 10th that would have provided Pennzoil shareholders a substantial premium. In your letter of June 20th, you and Pennzoil's Board of Directors rejected our proposal, still without any discussion with us.

          Your continued refusal to discuss the rationale or valuation of a transaction has left us with no choice but to present our offer directly to Pennzoil shareholders. While we are still prepared to discuss a friendly transaction, the UPR Board of Directors strongly supports pursuing a business combination now.

          Accordingly, UPR is publicly announcing today a cash tender offer to acquire 50.1% of the outstanding common shares of Pennzoil at a price valued at $84 per share. This represents a 41% premium over Pennzoil's closing price of $59.625 per share on June 20, 1997, a 56% premium over the closing price 30 days ago and a 56% premium over the average closing price for the past 12 months.

          We also propose that, upon consummation of the tender offer, UPR and Pennzoil enter into a merger transaction in which each remaining Pennzoil share will be exchanged for a number of UPR shares, determined, within a pricing collar of $25 to $30, by dividing $84 by the average of the closing prices of UPR common stock for the twenty consecutive trading days ending five days prior to the meeting of Pennzoil shareholders called for the purpose of voting on the proposed merger. In the event that the UPR exchange ratio price is less than $25 or greater than $30, the exchange ratio will be fixed at 3.36 shares, or 2.80 shares, respectively. The exchange of shares is expected to be tax-free for Pennzoil shareholders.

          The realization of our proposed value would be a remarkable achievement for your shareholders. In addition to the substantial, immediate cash premium that your shareholders would receive, the stock portion of the transaction would offer them an ongoing ownership position in an outstanding company.

          UPR will bring to the proposed combination its expertise in increasing production and reserves from oil and gas properties quickly and efficiently, its world class technical skills and the financial resources to capitalize on development opportunities in the large inventory of core properties of both companies.

          Pennzoil will bring to the transaction a substantial domestic production base, extensive opportunities for development and exploratory drilling and its own employees' talents. Importantly, UPR can readily apply its proven business model to Pennzoil's properties to increase their production and value. Further, Pennzoil's globally recognized brand name and downstream energy operations will complement UPR's large gas processing and marketing business. These two companies belong together.

          On March 4th of this year, you told me you felt that the value of Pennzoil stock could possibly reach $80-$100 per share over the course of the next four to five years, if Pennzoil's strategic plan is successfully implemented. As you see, the proposed transaction would not only offer Pennzoil shareholders a certain value today, which is substantially above the present value of your suggested range of projected future prices, it would also offer Pennzoil shareholders the opportunity to benefit from the growth of the combined company.

          In your letter of June 20th, you made the unusual statement that, '... the marketplace, like [Pennzoil] shareholders, does not fully appreciate the benefits already achieved, and still to be achieved, under [Pennzoil's] plan.' We are surprised that you would justify your refusal to consider our offer by questioning the judgment of Pennzoil shareholders and the marketplace.

          Frankly, we do not see how any existing or newly created long-range plan from you can compare favorably, or compete economically, with our proposal for Pennzoil. In my view, your repeated rejections of our efforts to initiate discussions regarding a merger have been a delaying tactic, providing time to allow you to try to develop yet another strategic plan. Over the past several years, such plans by Pennzoil have failed to deliver value. Based on past performance, Pennzoil shareholders could justifiably conclude that any new plan, and its projections will be similarly unsuccessful and designed primarily to entrench the status quo at Pennzoil. Our proposal, on the other hand, will deliver substantial value today and in the future.

          The combined company will generate growth and value that surpass what Pennzoil by itself can achieve, for several reasons:

     o UPR's proven ability to apply drilling technology will increase -- quickly and efficiently -- the reserves and production from Pennzoil's properties.

     o The combined company will have a strong and balanced portfolio of oil and gas properties, including potentially high-impact international prospects, to which UPR's development expertise will be applied.

     o The combined company will have the financial strength to nearly double capital spending to drill and develop Pennzoil's properties, without reducing capital spending on UPR's properties. In addition, it will have the resources to pursue significant new E&P opportunities both domestically and internationally, as well as to fund the strategic growth of the downstream businesses.

     o Greater operating and administrative efficiencies will be achieved by increasing production and reducing per-unit costs.

          You recognized the compelling business logic of a merger when in 1995 you first suggested that our two companies merge. Your January 25, 1995 letter was correct in pointing out that Pennzoil 'provided the best possible fit' with UPR. We agree with your assertion that, 'The combined entity would become the premier exploration and production company in the world.' Yet, in contrast to your very strong positive feelings two years ago, you indicated in a letter to me on May 8, 1997 that Pennzoil faced more difficulties in 1995 than it does now and that therefore a merger somehow no longer makes sense.

          We do not understand why you believed that two years ago, when Pennzoil faced particularly severe problems, it was in a better position than it is now to merge with UPR and form the premier independent E&P company. In fact, we believe that today the benefits from a combination would come even more quickly. If we join our two companies, with all of their complementary strengths, consider what we can accomplish together -- the tremendous value we will build for our shareholders. You had a great idea in 1995, and it is still a great idea today.

          I believe that by working together, we have the opportunity to accomplish the best strategic merger in the energy business in recent history. Growth is the driving force behind this transaction, and clearly our proposal to build the combined company serves the interests of shareholders of both UPR and Pennzoil.

          The merger also will create expanded opportunities for the employees of UPR and Pennzoil, who will work in a stimulating and rewarding environment. For the states and communities where UPR and Pennzoil operate -- including Texas, where we will continue to maintain corporate offices in both Fort Worth and Houston -- the combined company and its strong growth prospects will be a major asset. As I have previously stated, we are willing to consider having the name of the new company include, or be, Pennzoil.

          The number one strategic priority of our Company is to make the combination of UPR and Pennzoil a reality. Given what we together can accomplish for our shareholders, employees and other constituencies, we were very surprised that you were opposed to even receiving a proposal from us. We hope you will come to recognize the value this transaction offers. We stand ready to meet at any time to discuss any -- or all -- aspects of our proposed transaction, including structure.

          Together, UPR and Pennzoil will quickly forge a uniquely strong, dynamic company. We urge you and Pennzoil's Board of Directors to recognize the immediate and long-term value of this transaction for Pennzoil shareholders.

                                          Sincerely,

                                          /s/ Jack

                                          Jack L. Messman
                                          Chairman & CEO

     cc: Pennzoil Company Board of Directors

     On June 23, 1997, UPR commenced the Offer.

     On June 23, 1997, UPR and Purchaser commenced litigation against Pennzoil and the Pennzoil Board in the Chancery Court of Delaware seeking, among other things, an order compelling the Pennzoil Board to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Merger, and to compel the Pennzoil Board to approve the Offer and the Proposed Merger for purposes of Section 203 and for purposes of Article Sixth of Pennzoil's Restated Certificate of Incorporation, all on the grounds that the failure to do so would constitute a breach of the Pennzoil Board's fiduciary obligations to Pennzoil stockholders under Delaware law. UPR and Purchaser have also commenced litigation against Pennzoil in the United States District Court for the Northern District of Texas seeking a declaratory judgment that the disclosure documents which have been filed with the Commission by UPR and Purchaser in connection with the Offer comply fully with all applicable provisions of law. Purchaser and UPR have also commenced an action in United States District Court for the Middle District of Louisiana seeking a declaratory judgment that a Louisiana state takeover statute as applied to any Shares purchased pursuant to the Offer is unconstitutional and an injunction against enforcement of such statute in connection with the Offer.

     Except as described in this Offer to Purchase, and other than for ordinary course purchases and sales and joint working interests and processing arrangements not material to Pennzoil, UPR or its affiliates or to the relationship between them, as of the date hereof (a) there have not been any contacts, transactions or negotiations between Purchaser or UPR, any of their respective subsidiaries or, to the best knowledge of Purchaser, any of the persons listed on Schedule I hereto, on the one hand, and Pennzoil or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (b) none of Purchaser, UPR or, to the best knowledge of Purchaser, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of Pennzoil. During the Offer, Purchaser and UPR intend to have ongoing contacts and negotiations with Pennzoil and its directors, officers and stockholders.

     During the period from May 16, 1997 through June 11, 1997, UPR and Purchaser purchased an aggregate of 87,600 Shares in open market transactions effected on the NYSE at an average price of $57.147 per Share plus brokerage commissions and related expenses. See Schedule II. Except as described in this Offer to Purchase (including Schedule II hereto), none of Purchaser, UPR, or to the best knowledge of Purchaser, any of the persons listed on Schedule I hereto, or any associate, or majority owned subsidiary of Purchaser, UPR or any of the persons so listed, beneficially owns any equity security of Pennzoil, and none of Purchaser, UPR or, to the best knowledge of Purchaser, any of the persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of Pennzoil during the past 60 days. Purchaser and UPR disclaim beneficial ownership of any Shares owned by any pension plan of UPR or any affiliate of UPR.

11. PURPOSE OF THE OFFER; PLANS FOR PENNZOIL.

     General. The purpose of the Offer is to acquire a majority of the Shares as the first step in a negotiated acquisition of the entire equity interest in Pennzoil. The purpose of the Proposed Merger is to acquire all Shares not beneficially owned by UPR, Purchaser or any direct or indirect wholly owned subsidiary of UPR following consummation of the Offer.

     Purchaser is seeking to enter into the Proposed Merger with Pennzoil as promptly as practicable following consummation of the Offer. Under the Proposed Merger Agreement, at the effective time of the Proposed Merger, each Share that is outstanding prior to the effective time (other than Shares held in the treasury of Pennzoil or owned by UPR, Purchaser or any direct or indirect wholly owned subsidiary of UPR) would be converted into shares of UPR Common Stock. The exchange ratio in the Proposed Merger would be determined by dividing $84.00 by the average closing price of the UPR Common Stock for the twenty consecutive trading days ending five days prior to the meeting of Pennzoil stockholders called for the purpose of voting upon the Proposed Merger with UPR (the 'UPR Exchange Ratio Price'), provided that the UPR Exchange Ratio Price shall not be less than $25.00, nor greater than $30.00. Based on the closing price $26.375 for the UPR Common Stock on June 20, 1997, the last trading day before the commencement of the Offer, the exchange ratio would be 3.185 shares of UPR Common Stock per Share. If the UPR Exchange Ratio Price was less than or equal to $25.00, or greater than or equal to $30.00, on the determination date, then the exchange ratio would be fixed at 3.36 shares, or 2.80 shares, respectively. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE UPR COMMON STOCK.

     The Proposed Merger Agreement is expected to provide that, upon acceptance of and payment for the Shares purchased in the Offer and from time to time thereafter, UPR would be entitled to designate up to such number of directors, rounded up to the next whole number, on the Pennzoil Board as will give UPR representation on the Pennzoil Board equal to the product of the total number of directors on the Pennzoil Board multiplied by the percentage that the aggregate number of Shares then owned by UPR or its affiliates bears to the total number of Shares then outstanding.

     Consummation of the Proposed Merger will require approval by the Pennzoil Board and the affirmative vote of the holders of a majority of the outstanding Shares. The Proposed Merger Agreement is expected to provide that UPR will vote all Shares acquired by it in favor of the Proposed Merger. If UPR purchases Shares pursuant to the Offer and the Minimum Tender Condition and the Board Action Condition are satisfied, UPR would have a sufficient number of Shares to approve the Proposed Merger without the affirmative vote of any other holder of Shares. Although UPR would seek consummation of the Proposed Merger as soon as practicable following the purchase of Shares pursuant to the Offer, the exact timing and details of the Proposed Merger would depend on a variety of factors and legal requirements, including, among other things, whether the conditions to the Offer have been satisfied or waived. In accordance with the rules of the NYSE, the issuance of UPR Common Stock in the Proposed Merger will require the affirmative vote of a majority of the votes cast by the holders of UPR Common Stock at a meeting at which the holders of a majority of the outstanding shares of UPR Common Stock are represented and vote on such matter. If Purchaser determines in its sole discretion at any time that it is unlikely that the Board Action Condition will be satisfied, Purchaser presently intends to terminate the Offer.

     The Offer is conditioned upon, among other things, either Purchaser's designees having been elected to the Pennzoil Board so that such designees constitute a majority of the Pennzoil Board, or Pennzoil, UPR and Purchaser entering into the Proposed Merger Agreement. Although UPR has sought to enter into negotiations with Pennzoil with respect to the Proposed Merger Agreement and continues to pursue such negotiations, there can be no assurance that such negotiations will occur or, if such negotiations occur, as to the outcome thereof. In the event UPR is unable to negotiate the Proposed Merger Agreement with Pennzoil or is unable to obtain majority representation on the Pennzoil Board, Purchaser presently intends to terminate the Offer. Purchaser is currently reviewing its options with respect to the Offer and may consider, among other things, changes to the material terms of the Offer. Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the purchase price and the proposed second-step merger consideration) if it enters into the Proposed Merger Agreement or to negotiate a merger agreement with Pennzoil not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash, UPR Common Stock and/or other securities in such amounts as are negotiated by UPR and Pennzoil. UPR and Purchaser are exploring ways to encourage the Pennzoil Board to permit Pennzoil's stockholders to participate in the Offer and the Proposed Merger. These may include a solicitation of proxies at Pennzoil's 1998 and 1999 annual meetings of stockholders.

     THIS OFFER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN ANY MERGER OR SIMILAR BUSINESS COMBINATION INVOLVING PURCHASER, UPR OR PENNZOIL. THE ISSUANCE OF SUCH SECURITIES WOULD HAVE TO BE REGISTERED UNDER THE SECURITIES ACT AND SUCH SECURITIES WOULD BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT.

     Appraisal Rights and Other Matters. No appraisal rights are available in connection with the Offer and the Proposed Merger. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain 'going private' transactions and which may under certain circumstances be applicable to the Proposed Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Proposed Merger or other business combination or (ii) the Proposed Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Proposed Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     Plans for Pennzoil. In connection with the Offer, UPR and Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that Purchaser acquires control of Pennzoil, whether pursuant to the Proposed Merger Agreement or otherwise. In addition, if and to the extent that Purchaser acquires control of Pennzoil or otherwise obtains access to the books and records of Pennzoil, UPR and Purchaser intend to conduct a detailed review of Pennzoil and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable in light of the circumstances which then exist. Such strategies could include, among other things, changes in Pennzoil's business, corporate structure, Restated Certificate of Incorporation, By-laws, capitalization, management or dividend policy.

     If the Proposed Merger is consummated, UPR plans to increase significantly capital expenditures related to drilling and developing Pennzoil's properties, without reducing capital expenditures related to UPR's existing properties. In addition, UPR intends to use its ability in applied drilling technology to increase the reserves and production from Pennzoil's portfolio of oil and gas properties.

     Except as indicated in this Offer to Purchase, neither UPR nor Purchaser has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, consolidation, reorganization or liquidation, involving Pennzoil or any of its subsidiaries, a sale or transfer of a material amount of assets of Pennzoil or any of its subsidiaries or any material change in Pennzoil's capitalization or dividend policy a class of securities of Pennzoil being delisted from a national securities exchange, a class of equity securities of Pennzoil becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or any other material changes in Pennzoil's corporate structure or business, or the composition of the Pennzoil Board or Pennzoil's management.

     Pennzoil Charter and By-Law Provisions. Pennzoil's Restated Certificate of Incorporation provides for a number of anti-takeover defenses that were summarized in Pennzoil's Registration Statement on Form S-3, dated November 5, 1993, substantially as set forth below.

     Article Fifth of the Restated Certificate of Incorporation of Pennzoil provides that the number of directors of Pennzoil shall be not less than three nor more than 13 as specified from time to time in the By-laws of Pennzoil. The Restated Certificate of Incorporation provides that the Board shall be divided into three classes of directors, with the classes to be as nearly equal in number of directors as possible. One class of directors is elected each year for a three-year term and the stockholders are entitled to cumulative voting in the election of directors. The Restated Certificate of Incorporation provides that no director shall be removed from office by vote or other action of the Pennzoil stockholders except for cause. In addition, the Restated Certificate of Incorporation provides that newly-created directorships resulting from any increase in the authorized number of directors or other vacancies in the Board of Directors may be filled by a majority vote of the remaining directors. Pennzoil's Restated Certificate of Incorporation also provides that no action required or permitted to be taken at any annual or special meeting of stockholders of Pennzoil may be taken without a meeting, and the power of stockholders to act by written consent is specifically denied. Pennzoil's By-laws provide that special meetings of stockholders may be called only by the Board of Directors, the Chairman of the Board, the Executive Committee of the Board of Directors, the Chairman of the Executive Committee of the Board of Directors or the President of Pennzoil. As a result of the classified Board and related provisions, Purchaser may be unable to elect a majority of directors to the Pennzoil Board until the second annual meeting of stockholders of Pennzoil is held following consummation of the Offer even if Purchaser acquires a majority of the outstanding Shares in the Offer. As approval of the Board of Directors is required by the Delaware Law for a merger, this provision may have the effect of delaying the Proposed Merger unless the Pennzoil Board agrees to the Proposed Merger Agreement and, pursuant thereto, upon consummation of the

Offer, agrees to elect to the Pennzoil Board designees of Purchaser so that such designees constitute a majority of the Pennzoil Board.

     Under Pennzoil's Restated Certificate of Incorporation, the vote of holders of 80% of the voting stock of Pennzoil is required for approval of, with certain exceptions, a merger or consolidation of Pennzoil with or into another corporation, a sale or lease of all or substantially all the assets of Pennzoil to another corporation, person or entity and, under certain conditions, a sale or lease to Pennzoil or any subsidiary of Pennzoil of assets in exchange for voting securities of Pennzoil, in each case where the other party to the transaction is a beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of any class or series of voting stock of Pennzoil. In addition, for any transaction to be effected for which the foregoing 80% vote is required, it is also required that such transaction be approved by a majority of the outstanding voting stock of Pennzoil, exclusive of the voting stock beneficially owned by the party whose interest in the transaction and stock ownership in Pennzoil gives rise to the requirement of the 80% vote. Any amendments to Pennzoil's Restated Certificate of Incorporation that would amend the foregoing requirements require the same affirmative votes.

     The Rights. Set forth below is a summary description of the Rights which was derived from the Pennzoil Rights 8-K.

     Effective October 28, 1994, the Pennzoil Board declared a dividend of one Right for each outstanding Share to stockholders of record at the close of business on November 11, 1994. Each Right entitles the registered holder to purchase from Pennzoil a unit consisting of one one-hundredth of a share (a 'Unit') of Series A Junior Participating Preferred Stock, par value $1.00 per share (the 'Preferred Stock'), at a purchase price of $140 per Unit, subject to adjustment (the 'Purchase Price').

     Initially, the Rights will be attached to all certificates representing outstanding Shares, and no separate certificates for the Rights ('Rights Certificates') will be distributed. The Rights will separate from the Shares and Rights Certificates will be distributed to the holders of Shares (a 'Distribution Date') upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an 'Acquiring Person') has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Shares (the date of the announcement being the 'Stock Acquisition Date'), or (ii) ten business days (or such later date as may be determined by the Pennzoil Board before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Shares. Until the Distribution Date, (a) the Rights will be evidenced by the Share certificates (together with a copy of a Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Share certificates, (b) new Share certificates issued after November 11, 1994 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any Share certificate (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 28, 1999, unless earlier redeemed or exchanged by Pennzoil as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All Shares issued prior to the Distribution Date will be issued with Rights. Shares issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Pennzoil Board, no other Shares issued after the Distribution Date will be issued with Rights.

     In the event (a 'Flip-In Event') that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Shares at a price and on terms that a majority of the independent directors of Pennzoil determines to be fair to and otherwise in the best interests of Pennzoil and its stockholders (a 'Permitted Offer')), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of Shares (or, in certain circumstances, cash, property or other securities of Pennzoil) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by Pennzoil as set forth below.

     For example, at an exercise price of $140 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $280 worth of Shares (or other consideration, as noted above), based upon its then Current Market Price, for $140. Assuming that the Shares had a Current Market Price of $50 per Share at such time, the holder of each valid Right would be entitled to purchase 5.6 Shares for $140.

     In the event (a 'Flip-Over Event') that, at any time from and after the time an Acquiring Person becomes such, (i) Pennzoil is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of Pennzoil's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as 'Triggering Events.'

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise. Pursuant to the Rights Agreement, Pennzoil reserves the right to require prior to the occurrence of a Triggering Event that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

     At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, Pennzoil may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of Pennzoil, in cash, Shares or such other consideration as the Pennzoil Board may determine.

Immediately upon the effectiveness of the action of the Pennzoil Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the Shares then outstanding, Pennzoil may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Share, and/or other equity securities deemed to have the same value as one Share, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, has no rights as a stockholder of Pennzoil, including, without limitation, the right to vote or to receive dividends.

     Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Pennzoil Board as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Pennzoil Board in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The foregoing summary of the Rights does not purport to be complete and is qualified in its entirety by reference to the description included in the Pennzoil Rights 8-K and the Rights Agreement and the other documents filed therewith. The Pennzoil Rights 8-K should be available for inspection and copies thereof should be obtainable in the manner set forth in Section 7 under 'Available Information.'

     PURSUANT TO THE BOARD ACTION CONDITION, THE OFFER IS CONDITIONED UPON THE RIGHTS HAVING BEEN REDEEMED BY THE PENNZOIL BOARD OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER. UNLESS THE BOARD ACTION CONDITION WITH RESPECT TO THE RIGHTS IS SATISFIED, STOCKHOLDERS WILL BE REQUIRED TO TENDER ONE RIGHT FOR EACH SHARE TENDERED IN ORDER TO EFFECT A VALID TENDER OF SHARES IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN SECTION 2. UNLESS THE DISTRIBUTION DATE OCCURS, A TENDER OF SHARES WILL ALSO CONSTITUTE A TENDER OF THE ASSOCIATED RIGHTS.

     UPR and Purchaser have commenced litigation against Pennzoil and the Pennzoil Board in the Chancery Court of Delaware seeking, among other things, an order compelling the Pennzoil Board to redeem the Rights or render the Rights Agreement inapplicable to the Offer and the Proposed Merger, and to compel the Pennzoil Board to approve the Offer and the Proposed Merger for purposes of
Section 203 and for purposes of Article Sixth of the Pennzoil Restated Certificate of Incorporation, all on the grounds that the failure to do so would constitute a breach of the Pennzoil Board's fiduciary obligations to Pennzoil stockholders under Delaware law.

12. DIVIDENDS AND DISTRIBUTIONS.

     If, on or after June 23, 1997, Pennzoil should (a) split, combine or otherwise change the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to June 23, 1997), (b) acquire or otherwise cause a reduction in the number of outstanding Shares or other securities (other than as aforesaid) or (c) issue or sell additional Shares (other than the issuance of Shares under option prior to June 23, 1997, in accordance with the terms of such options as such terms have been publicly disclosed prior to June 23, 1997), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire any of the foregoing, then, subject to the provisions of Section 14, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including without limitation, the number or type of securities offered to be purchased.

     If, on or after June 23, 1997, Pennzoil should declare or pay any cash dividend on the Shares or other distribution on the Shares (other than a regular cash quarterly dividend not in excess of $.25 per Share, having customary and usual record and payment dates and, in the event the Rights are redeemed, the price of redemption thereof), or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchase, or their nominees or transferees on Pennzoil's stock transfer records, then, subject to the provisions of Section 14, (a) the Offer Price may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (b) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (i) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (ii) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

13. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; EXCHANGE LISTING; EXCHANGE ACT REGISTRATION; MARGIN REGULATIONS.

     Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Exchange Listing. The Shares are listed on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of holders of at least 100 Shares should fall below 1,200, the number of publicly held Shares (exclusive of holdings of officers and directors of Pennzoil and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or the aggregate market value of the publicly held Shares should fall below $5,000,000. According to the Pennzoil 10-K, there were 18,504 holders of record of Shares on December 31, 1996 and, according to the Pennzoil 10-Q, as of April 30, 1997, there were 46,951,151 Shares outstanding.

     If the NYSE were to delist the Shares, the market therefor could be adversely affected. It is possible that the Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the Nasdaq National Market ('Nasdaq') or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors. If, as a result of the purchase of the Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued inclusion in the NYSE and the Shares are no longer included in the NYSE, the market for, and the value of, the Shares could be adversely affected.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of Pennzoil to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Pennzoil to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to Pennzoil, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to 'going private' transactions. Furthermore, the ability of 'affiliates' of Pennzoil and persons holding 'restricted securities' of Pennzoil to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act may be impaired or eliminated. Purchaser intends to seek to cause Pennzoil to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     Based on publicly available information, the Rights are registered under the Exchange Act, but are attached to the Shares and are not currently separately transferable. Purchaser believes that, as a result of the commencement of the Offer, the Distribution Date may occur as early as July 7, 1997, unless prior to such date the Pennzoil Board redeems the Rights, amends the Rights Agreement to make the Rights inapplicable to the Offer or delays the Distribution Date. See Section 11. According to the Pennzoil Rights 8-K, as soon as possible after the occurrence of the Distribution Date, certificates for Rights will be sent to all holders of Rights and the Rights will become transferable apart from the Shares. If the Distribution Date occurs and the Rights separate from the Shares, the foregoing discussion with respect to the effect of the Offer on Exchange Act registration would apply to the Rights in a similar manner.

     If registration of the Shares is not terminated prior to the Proposed Merger, then the Shares will be delisted from the NYSE and the registration of the Shares and Rights under the Exchange Act will be terminated following the consummation of the Proposed Merger.

     Margin Regulations. The Shares are currently 'margin securities' under the regulations of the Board of Governors of the Federal Reserve System (the 'Federal Reserve Board'), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute 'margin securities' for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

14. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser's rights to extend and amend the Offer at any time in its sole discretion, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if, in the sole judgment of Purchaser (i) at or prior to the Expiration Date any one or more of the Minimum Tender Condition or the Board Action Condition, has not been satisfied, (ii) the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated or (iii) at any time on or after June 23, 1997 and before the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following events shall occur or shall be determined by Purchaser to have occurred:

          (a) there shall be threatened, instituted or pending any action, proceeding, application or counterclaim by any government or governmental, regulatory or administrative authority or agency, domestic, foreign or supranational (each, a 'Governmental Entity'), or by any other person, domestic or foreign, before any court or Governmental Entity, (i)(A) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise directly or indirectly restrain or prohibit, or seeking to, or which is reasonably likely to, impose voting, procedural, price or other requirements, in addition to those required by Federal securities laws and the Delaware Law (each as in effect on the date of this Offer to Purchase), in connection with, the making of the Offer, the acceptance for payment of, or payment for, some of or all the Shares by Purchaser, UPR or any other affiliate of UPR or the consummation by Purchaser, UPR or any other affiliate of UPR of a merger or other similar business combination with Pennzoil, (B) seeking to obtain material damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by Purchaser, UPR or any other affiliate of UPR of all or any portion of the business or assets of Pennzoil and its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or to compel Purchaser, UPR or any other affiliate of UPR to dispose of or hold separate all or any portion of the business or assets of Pennzoil or any of its subsidiaries or of Purchaser, UPR or any other affiliate of UPR or seeking to impose any limitation on the ability of Purchaser, UPR or any other affiliate of UPR to conduct such business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Purchaser, UPR or any other affiliate of UPR effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Purchaser, UPR or any other affiliate of UPR on all matters properly presented to Pennzoil's stockholders, (iv) seeking to require divestiture by Purchaser, UPR or any other affiliate of UPR of any Shares, (v) seeking any material diminution in the benefits expected to be derived by

     Purchaser, UPR or any other affiliate of UPR as a result of the transactions contemplated by the Offer or any merger or other similar business combination with Pennzoil, (vi) otherwise directly or indirectly relating to the Offer or which otherwise, in the sole judgment of Purchaser, might materially adversely affect Pennzoil or any of its subsidiaries or Purchaser, UPR or any other affiliate of UPR or the value of the Shares or (vii) in the sole judgment of Purchaser, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries;

          (b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to (i) Purchaser, UPR or any other affiliate of UPR or Pennzoil or any of its subsidiaries or (ii) the Offer or any merger or other similar business combination by Purchaser, UPR or any other affiliate of UPR with Pennzoil, by any government, legislative body or court, domestic, foreign or supranational, or Governmental Entity, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that, in the sole judgment of Purchaser, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (a) above;

          (c) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries that, in the sole judgment of Purchaser, is or may be materially adverse to Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any facts that, in the sole judgment of Purchaser, have or may have material adverse significance with respect to either the value of Pennzoil or any of its subsidiaries or the value of the Shares to Purchaser, UPR or any other affiliate of UPR;

          (d) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, Canada or abroad, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States, Canada or abroad or in the market price of Shares, (iii) any change in the general political, market, economic or financial conditions in the United States, Canada or abroad that could, in the sole judgment of Purchaser, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Pennzoil or any of its subsidiaries or the trading in, or value of, the Shares, (iv) any material change in United States or Canada currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Canada or abroad, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or Governmental Entity on, or other event that, in the sole judgment of Purchaser, might affect the extension of credit by banks or other lending institutions, (vii) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (e) Pennzoil or any of its subsidiaries shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization (other than by redemption of the Rights in accordance with their terms as such terms have been publicly disclosed prior to June 23, 1997), (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities (other than as aforesaid), (iii) issued or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (other than the issuance of Shares under option prior to June 23, 1997, in accordance with the terms of such options as such terms have been publicly disclosed prior to June 23, 1997), shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared or paid, or proposed to declare or pay, any dividend or other distribution, whether payable in cash, securities or other property, on or with respect to any shares of capital stock of Pennzoil (other than a regular cash quarterly dividend not in excess of $.25 per Share, having customary and usual record and payment dates and, in the event the Rights are redeemed, the price of redemption thereof), (v) altered or proposed to alter any material term of any outstanding security (including the Rights) other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger, (vi) incurred any debt other than in the ordinary course of business or any debt containing burdensome covenants, (vii) authorized, recommended, proposed or entered into an agreement, agreement in principle or arrangement or understanding with respect to any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Pennzoil or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into, or announced its intention to authorize, recommend, propose or enter into, any agreement, arrangement or understanding with any person or group that in the sole judgment of Purchaser could adversely affect either the value of Pennzoil or any of its subsidiaries, joint ventures or partnerships or the value of the Shares to Purchaser, UPR or any other affiliate of UPR, (ix) entered into or amended any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for the benefit of any of its employees, consultants or directors, or made grants or awards thereunder, other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any such persons, (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Pennzoil or any of its subsidiaries, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to June 23, 1997, or (xi) amended or authorized or proposed any amendment to, Pennzoil's Restated Certificate of Incorporation or Pennzoil's By-laws, or Purchaser shall become aware that Pennzoil or any of its subsidiaries shall have proposed or adopted any such amendment that was not disclosed in publicly available filings prior to June 23, 1997;

          (f) a tender or exchange offer for any Shares shall have been made or publicly proposed to be made by any other person (including Pennzoil or any of its subsidiaries or affiliates), or it shall have been publicly disclosed or Purchaser shall have otherwise learned that (i) any person, entity (including Pennzoil or any of its subsidiaries) or 'group' (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Pennzoil (including the Shares), other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a
     Schedule 13G on file with the Commission prior to June 23, 1997, (ii) any such person, entity or group that prior to June 23, 1997, had filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of Pennzoil (including the Shares), (iii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving Pennzoil or (iv) any person shall have filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable filing threshold set forth therein) or made a public announcement reflecting an intent to acquire Pennzoil or any assets or subsidiaries of Pennzoil;

          (g) any approval, permit, authorization or consent of any Governmental Entity (including those described or referred to in Section 15) shall not have been obtained on terms satisfactory to Purchaser in its sole discretion; or

          (h) Purchaser shall have reached an agreement or understanding with Pennzoil providing for termination of the Offer, or Purchaser, UPR or any other affiliate of UPR shall have entered into a definitive agreement or announced an agreement in principle with Pennzoil providing for a merger or other business combination with Pennzoil or the purchase of stock or assets of Pennzoil;

which, in the sole judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, UPR or any other affiliate of UPR) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Purchaser and UPR and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described in this Section 14 will be final and binding upon all parties.

15. CERTAIN LEGAL MATTERS.

     Except as described in this Section 15, based on a review of publicly available filings made by Pennzoil with the Commission and other publicly available information concerning Pennzoil, neither Purchaser nor UPR is aware of any license or regulatory permit that appears to be material to the business of Pennzoil and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of the Shares (and the indirect acquisition of the stock of Pennzoil's subsidiaries) as contemplated herein or of any approval or other action by any Governmental Entity that would be required or desirable for the acquisition or ownership of the Shares by Purchaser as contemplated herein. Should any such approval or other action be required or desirable, Purchaser and UPR currently contemplate that such approval or other action will be sought, except as described below under 'State Takeover Laws.' While, except as otherwise expressly described in this Section 15, Purchaser does not presently intend to delay the acceptance for payment of or payment for the Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Pennzoil's business or that certain parts of Pennzoil's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 for certain conditions to the Offer.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     Except as described herein, Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, Purchaser might be unable to accept for payment or pay for the Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 14.

     Purchaser and UPR believe that Pennzoil may seek to invoke a Louisiana state takeover statute and apply the provisions thereof to Shares purchased pursuant to the Offer. If this statute were applicable to such Shares,

Purchaser could not exercise voting rights in respect of such Shares except to the extent such rights are authorized by a vote of a majority of the disinterested Shares voting at a stockholders meeting. Because Pennzoil is incorporated under the laws of Delaware, and not Louisiana, Purchaser and UPR believe that application of this Louisiana statute in the foregoing fashion would be unconstitutional. Accordingly, Purchaser and UPR have commenced an action in United States District Court for the Middle District of Louisiana seeking a declaratory judgment that such statute as applied to any Shares purchased pursuant to the Offer is unconstitutional and an injunction against enforcement of the statute in connection with the Offer.

     Section 203. Section 203, in general, prohibits a Delaware corporation such as Pennzoil from engaging in a 'Business Combination' (defined as a variety of transactions, including mergers, as set forth below) with an 'Interested Stockholder' (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,

(b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under Section 203, the restrictions described above do not apply if, among other things (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (b) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption; (c) the corporation does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (3) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder; or (d) a stockholder becomes an Interested Stockholder 'inadvertently' and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments); or (d) any receipt of the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     PURSUANT TO THE BOARD ACTION CONDITION, THE OFFER IS CONDITIONED UPON THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER HAVING BEEN APPROVED PURSUANT TO SECTION 203 OR PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SECTION 203 ARE OTHERWISE INAPPLICABLE TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER AND THE PROPOSED MERGER.

     UPR and Purchaser have commenced litigation against Pennzoil and the Pennzoil Board in the Chancery Court of Delaware seeking, among other things, an order compelling the Pennzoil Board to compel the Pennzoil Board to approve the Offer and the Proposed Merger for purposes of Section 203 on the grounds that the failure to do so would constitute a breach of the Pennzoil Board's fiduciary obligations to Pennzoil stockholders under Delaware law.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15- calendar day waiting period following the filing by UPR of a Notification and Report Form with respect to the Offer, unless UPR receives a request for additional information or documentary material from the Antitrust Division or the FTC or early termination of the waiting period is granted. UPR expects to make such filing on June 24, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from UPR concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by UPR with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of UPR. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Pennzoil. At any time before or after Purchaser's acquisition of the Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or the consummation of the Proposed Merger or seeking the divestiture of the Shares acquired by Purchaser or the divestiture of substantial assets of

Pennzoil or its subsidiaries or UPR or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, depending on the type of consideration received by the holders of Shares upon the conversion of such Shares in the Proposed Merger, holders of the Shares at the effective time of the Proposed Merger may have certain rights pursuant to the provisions of Section 262 of the Delaware Law ('Section 262') to dissent and demand appraisal of their Shares. If the Shares are converted in the Proposed Merger solely into shares of UPR Common Stock as is currently intended by UPR (see Section 11), then holders of Shares will not have appraisal rights in connection with the Proposed Merger. If Section 262 is applicable, dissenting stockholders of Pennzoil who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger.

     The foregoing description of certain provisions of Section 262 does not purport to be complete and is qualified in its entirety by reference to Section
262. In addition, UPR intends to continue to negotiate with Pennzoil with respect to the acquisition of Pennzoil by UPR. If such negotiations result in a definitive merger agreement between Pennzoil and UPR (other than with respect to the Proposed Merger), holders of the Shares may or may not have appraisal rights under Section 262 in connection with the consummation of the merger contemplated thereby, depending upon the terms and structure of any such merger.

     Going Private Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain 'going private' transactions and which may under certain circumstances be applicable to the Proposed Merger or any other merger involving Pennzoil. However, Rule 13e-3 would be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the merger or
(b) any such merger is consummated within one year after the purchase of the Shares pursuant to the Offer and such merger provided for stockholders to receive consideration for their Shares at least equal to the consideration paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction.

16. FEES AND EXPENSES.

     Smith Barney is acting as Dealer Manager (the 'Dealer Manager') for the Offer and as UPR's exclusive financial advisor in connection with UPR's proposed acquisition of Pennzoil. Pursuant to the terms of Smith Barney's engagement, UPR has agreed to pay Smith Barney for its services as Dealer Manager a fee of $10.0 million (the 'Tender Offer Fee'), payable upon the purchase by UPR of the Minimum Number of Shares (against which the Additional Advisory Fee described below will be credited). For its services as financial advisor, UPR has agreed to pay Smith Barney an initial advisory fee of $1.25 million (the 'Initial Advisory Fee'), payable upon the first public announcement by UPR of its proposed acquisition of Pennzoil, an additional fee of $3.0 million (the 'Additional Advisory Fee'), payable upon the execution of a definitive agreement with Pennzoil (against which the Initial Advisory Fee will be credited), and a transaction fee of $12.5 million, payable upon consummation of a transaction with Pennzoil (against which the Tender Offer Fee will be credited). UPR also has agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. Smith Barney has in the past provided investment banking services to UPR unrelated to the Offer, and may provide services to UPR in the future, for which services Smith Barney has received and would receive compensation. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of UPR and Pennzoil for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Purchaser and UPR have retained Morrow & Co., Inc. to act as the Information Agent and The Bank of New York to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interviews, mail, telephone, facsimile, telegraph and other electronic means and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners of Shares. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the federal securities laws.

     Neither Purchaser nor UPR will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. MISCELLANEOUS.

     Except as set forth in Section 15, Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR UPR NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PURCHASER OR UPR. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPR, PURCHASER OR PENNZOIL SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

     Purchaser and UPR have filed with the Commission a Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto from time to time. Such Schedule 14D-1 and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Section 8 (except that such material will not be available at the regional offices of the Commission).

                                          RESOURCES NEWCO, INC.
June 23, 1997

                                                                      SCHEDULE I

             DIRECTORS AND EXECUTIVE OFFICERS OF UPR AND PURCHASER

                    DIRECTORS AND EXECUTIVE OFFICERS OF UPR

     The name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of UPR are set forth below. Unless otherwise indicated, the principal business address of each director or executive officer is Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102. Directors are identified by an asterisk. Each such person is a citizen of the United States.

          NAME AND                  POSITION WITH UPR; PRINCIPAL OCCUPATION
      BUSINESS ADDRESS             OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
----------------------------   -------------------------------------------------
H. Jesse Arnelle*              Partner, Arnelle, Hastie, McGee, Willis & Greene,
One Market Plaza               law firm, San Francisco, California, since 1985.
Spear Street Tower             Mr. Arnelle has been a Director of UPR since
Suite 39                       November 1995.
San Francisco, CA 94105

Lynne V. Cheney*               Distinguished Fellow, the American Enterprise
1150 17th Street, Suite 1100   Institute for Public Policy Research, Washington,
Washington, D.C. 20036         D.C. since January 1992. She was Chairperson of
                               the National Endowment for the Humanities from 1986 through 1992. Additionally, she is an author, lecturer and television commentator on public policy issues. Mrs. Cheney has been a Director of UPR since November 1995.

Preston M. Geren III*          Public Policy Consultant, Public Strategies,
Public Strategies, Inc.        Inc., a public policy consulting firm, Austin,
2421 Westport Parkway          Dallas and Ft. Worth, Texas, since January 1997.
Suite 500                      He was the Congressman for the Twelfth
Fort Worth, TX 76177           Congressional District of the U.S. House of
                               Representatives from 1989 to January 1997. Mr.
                               Geren has been a Director of UPR since February
                               1997.

Lawrence M. Jones*             Retired Chairman and Chief Executive Officer, The
5101 Shady Oak Road            Coleman Company, Inc., manufacturer of home and
Minnetonka, MN 55343           recreational products, Wichita, Kansas. Mr. Jones
                               held those positions through December 1993. Mr.
                               Jones has been a director of UPR since November
                               1995.

Drew Lewis*                    Former Chairman, the Company, and Former
P.O. Box 70                    Chairman, President, Chief Executive Officer and
Lederach, PA 19450             Director, Union Pacific Corporation, a
                               transportation company, Bethlehem, Pennsylvania.
                               Mr. Lewis held those positions through December
                               1996. Mr. Lewis has been a director of UPR since
                               August 1995.

Claudine B. Malone*            President, Financial & Management Consulting,
7570 Potomac Fall Road         Inc., management consulting firm, McLean,
McLean, VA 22102               Virginia, since 1984. Ms. Malone has been a
                               director of UPR since November 1995.

Jack L. Messman*               Chairman and Chief Executive Officer of UPR since
                               October 1996. He was President and Chief
                               Executive Officer of UPR from August 1995 to
                               October 1996, and has been a Director of UPR since September 1991. He has been President,
                               Chief Executive Officer and a Director of UPRC since May 1991.

          NAME AND                  POSITION WITH UPR; PRINCIPAL OCCUPATION
      BUSINESS ADDRESS             OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
----------------------------   -------------------------------------------------
John W. Poduska, Sr., Ph.D.*   Chairman, Advanced Visual Systems, Inc., provider
300 5th Avenue                 of visualization software, Boston, Massachusetts,
Waltham, MA 02154              since January 1992. Mr. Poduska has been a
                               director of UPR since November 1995.

Michael E. Rossi*              Former Vice Chairman of BankAmerica. Mr. Rossi
P.O. Box 1376                  held that position from February 1992 to April
Pebble Beach, CA 93953         1997. Mr. Rossi has been a director of UPR since
                               June 1997.

Samuel K. Skinner*             President and Director, Unicom Corporation and
10 South Dearborn Street       Commonwealth Edison Company, a wholly owned
37th Street                    subsidiary of Unicom Corporation and an electric
Chicago, IL 60603              utility company, Chicago, Illinois, since
                               February 1993. He was General Chairman of the
                               Republican National Committee from August 1992 to
                               February 1993, Chief of Staff to the President of the United States from December 1991 to August
                               1992 and Secretary of the United States
                               Department of Transportation from February 1989 to December 1991. Mr. Skinner has been a director of UPR since October 1996.

James R. Thompson*             Partner, Chairman and Chairman of the Executive
35 West Wacker Drive           Committee, Winston & Strawn, law firm, Chicago,
Chicago, IL 60601              Illinois, New York, New York, Washington, D.C.,
                               Paris, France and Geneva, Switzerland, since
                               January 1993. He served as Governor of the State of Illinois from 1977 to 1991. Mr. Thompson has been a director of UPR since November 1995.

George Lindahl III             President and Chief Operating Officer of UPR
                               since October 1996. He was Executive Vice
                               President -- Operations of UPR from August 1995 to October 1996. From 1992 to August 1995, he was
                               Vice President -- Operations for UPRC. Prior thereto, he was Vice President -- Exploration for UPRC.

V. Richard Eales               Executive Vice President of UPR since June 1996.
                               From August 1995 to June 1996, he was Executive
                               Vice President and Chief Financial Officer of
                               UPR. Prior thereto, he was Vice President --
                               Corporate Development of UPRC.

Anne M. Franklin               Vice President -- People of UPR since August
                               1995. She joined UPRC as Vice President -- People in June 1995. From 1993 to June 1995, she was
                               Director of Executive Leadership and Development for Ameritech, Inc. Prior thereto, she held various positions in marketing and operations at Indiana Bell Telephone Company (currently
                               Ameritech).

Joseph A. LaSala, Jr.          Vice President and General Counsel of UPR since
                               January 1996 and Secretary of UPR since June
                               1997. Mr. LaSala joined UPRC in January 1995 as
                               Assistant General Counsel. He was Vice President
                               -- Government and Regulatory Affairs of USPCI,
                               Inc., a former subsidiary of UPC, from May 1993 until December 1994 and, prior thereto, Vice
                               President -- External Relations of USPCI.

Donald W. Niemiec              Vice President -- Marketing of UPR since August
                               1995. He has been Vice President -- Marketing of
                               UPRC since 1993 and President of UP Fuels since
                               1990.

          NAME AND                  POSITION WITH UPR; PRINCIPAL OCCUPATION
      BUSINESS ADDRESS             OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
----------------------------   -------------------------------------------------
Morris B. Smith                Vice President and Chief Financial Officer of UPR
                               since June 1996. From September 1993 until June
                               1996, he was Vice President and Controller of UPC. From January through August 1995, he served as Vice President -- Finance of Union Pacific
                               Railroad Company; from June 1993 through December
                               1994, he served as Vice President -- Finance of
                               USPCI, Inc. Prior thereto, he was Assistant
                               Controller -- Planning and Analysis of UPC.

John B. Vering                 Vice President -- Exploration and Production
                               Services of UPR since October 1996. Prior thereto, he was General Manager -- Austin Chalk of UPR and UPRC.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

     The name, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser are set forth below. The principal business address of each director or executive officer is Union Pacific Resources Group Inc., 801 Cherry Street, Fort Worth, Texas 76102. Directors are identified by an asterisk. Each such person is a citizen of the United States.

                               POSITION WITH PURCHASER; PRINCIPAL OCCUPATION
          NAME                   OR EMPLOYMENT; 5-YEAR EMPLOYMENT HISTORY
-------------------------  -----------------------------------------------------
Jack L. Messman*.........  President of Purchaser. Mr. Messman has been Chairman and Chief Executive Officer of UPR since October 1996. He was President and Chief Executive Officer of UPR from August 1995 to October 1996, and has been a Director of UPR since September 1991. He has been President, Chief Executive Officer and a Director of UPRC since May 1991.

V. Richard Eales*........  Vice President of Purchaser. Mr. Eales has been
                           Executive Vice President of UPR since June 1996. From August 1995 to June 1996, he was Executive Vice President and Chief Financial Officer of UPR. Prior thereto, he was Vice President -- Corporate Development of UPRC.

Joseph A. LaSala, Jr.*...  Vice President, General Counsel and Secretary of
                           Purchaser. Mr. LaSala has been Vice President and General Counsel of UPR since January 1996 and Secretary of UPR since June 1997. Mr. LaSala joined UPRC in January 1995 as Assistant General Counsel. He was Vice President -- Government and Regulatory Affairs of USPCI, Inc., a former subsidiary of UPC, from May 1993 until December 1994 and, prior thereto, Vice President -- External Relations of USPCI.

George Lindahl III*......  Vice President of Purchaser. Mr. Lindahl has been
                           President and Chief Operating Officer of UPR since October 1996. He was Executive Vice President -- Operations of UPR from August 1995 to October 1996. From 1992 to August 1995, he was Vice President -- Operations for UPRC. Prior thereto, he was Vice President -- Exploration of UPRC.

Morris B. Smith*.........  Treasurer of Purchaser. Mr. Smith has been Vice
                           President and Chief Financial Officer of UPR since June 1996. From September 1993 until June 1996, he was Vice President and Controller of UPC. From January through August 1995, he served as Vice President -- Finance of Union Pacific Railroad Company; from June 1995 through December 1994, he served as Vice President -- Finance of USPCI, Inc. Prior thereto, he was Assistant Controller -- Planning and Analysis of UPC.

                                                                     SCHEDULE II

                 TRANSACTIONS IN SHARES DURING THE PAST 60 DAYS
                              BY UPR AND PURCHASER

         TRANSACTION DATE       SHARES ACQUIRED    PRICE PER SHARE(3)
         --------------------   ---------------    ------------------
         5/16/97.............         1,000(1)          $  54.75
         6/6/97..............           500(1)          $  57.25
         6/6/97..............        45,000(1)          $ 57.625
         6/9/97..............        25,000(1)          $  56.75
         6/9/97..............        15,000(1)          $  56.50
         6/11/97.............         1,000(1)          $  57.50
         6/11/97.............           100(2)          $ 58.625
                                ---------------
         Total...............        87,600

------------------
(1)  Purchased by UPR in open market transactions executed on the NYSE.

(2)  Purchased by Purchaser in an open market transaction executed on the NYSE.

(3)  All prices are exclusive of commissions.

     Manually signed and properly completed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and/or Rights and any other required documents should be sent or delivered by each stockholder of Pennzoil or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at the applicable address set forth below.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

          By Mail:           Facsimile Transmission:    By Hand or Overnight
Tender & Exchange Department      (212) 815-6213              Courier:
       P.O. Box 11248            (For Eligible      Tender & Exchange Department
   Church Street Station       Institutions Only)        101 Barclay Street
     New York, New York                              Receive and Deliver Window
         10286-1248          Confirm by Telephone:    New York, New York 10286
                                 (800) 507-9357

     Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.
                                909 Third Avenue
                                   20th Floor
                               New York, NY 10022
                                 (212) 754-8000
                            Toll Free (800) 566-9061

                              Banks and Brokerage
                               Firms please call:
                                 (800) 662-5200

                      The Dealer Manager for the Offer is:

                               SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-7346